EXHIBIT 99.3
Management's Responsibility for Financial Reporting
December 31, 2025

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management's Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include certain amounts that are based on management's best estimates and judgments and, in their opinion, present fairly, in all material respects, Rogers Communications Inc.'s financial position, results of operations, and cash flows. Management has prepared the financial information presented elsewhere in MD&A and has ensured that it is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls that further enhances the integrity of the consolidated financial statements. The system of internal controls is supported by the internal audit function and includes management communication to employees about its policies on ethical business conduct.

Management believes these internal controls provide reasonable assurance that:
•transactions are properly authorized and recorded;
•financial records are reliable and form a proper basis for the preparation of consolidated financial statements; and
•the assets of Rogers Communications Inc. and its subsidiaries are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing management's responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility through its Audit and Risk Committee.

The Audit and Risk Committee meets regularly with management, as well as the internal and external auditors, to discuss internal control over the financial reporting process, auditing matters, and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review MD&A, the consolidated financial statements, and the external auditors' reports. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit and Risk Committee also considers the engagement or re-appointment of the external auditors before submitting its recommendation to the Board of Directors for review and for shareholder approval.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Our internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, in accordance with the standards of the Public Company Accountability Oversight Board (United States). KPMG LLP has full and free access to the Audit and Risk Committee.

March 6, 2026

/s/ Tony Staffieri	/s/ Glenn Brandt
Tony Staffieri	Glenn Brandt
President and Chief Executive Officer	Chief Financial Officer

Rogers Communications Inc.	1	2025 Annual Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Rogers Communications Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of certain acquired franchise right intangible assets in the acquisition of MLSE
As discussed in Note 3 to the consolidated financial statements, effective July 1, 2025, the Company acquired a holding company that indirectly held Bell's effective 37.5% ownership stake in Maple Leaf Sports & Entertainment Ltd. (MLSE) for a purchase price of $4,700 million in cash (MLSE Transaction). With the closing of the MLSE Transaction, the Company is the controlling shareholder of MLSE, with a 75% ownership interest. Based on the allocation of the total purchase consideration of $9,676 million, which included the fair value of Rogers’ existing investment in MLSE of $4,976 million, the Company recorded $9,830 million of franchise right intangible assets. The fair value has been estimated using a market-based approach based on market revenue multiples and precedent team transactions in each of the leagues, including league expansions, as applicable.

We identified the assessment of the valuation of certain of the acquired franchise right intangible assets in the acquisition of MLSE as a critical audit matter. A high degree of auditor judgment was required to evaluate the selection and application of the market-based valuation approach and the key assumptions used to adjust the available market data, including precedent and anticipated franchise expansions data for local Toronto market factors, including population, gross domestic product, and number of major sports teams. A high degree of auditor judgment was required to evaluate these key assumptions due to the sensitivity of the valuation of the franchise right intangible assets to changes in these

Rogers Communications Inc.	2	2025 Annual Financial Statements

assumptions. Additionally, the audit effort associated with assessing the selection and application of the market-based valuation approach required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company's determination of the estimated fair value of certain acquired franchise right intangible assets, including controls over the selection and application of the market-based valuation approach and determination of the key assumptions. We evaluated the local Toronto market factors used by management to adjust the available market data in determining the fair value of the certain franchises by comparing the assumptions to precedent franchise sale transactions, external macroeconomic and market data, and publicly available North American professional sports league information. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the selection and application of the market-based approach by considering alternative valuation methods, and the reasonability of the valuation of franchise right intangible assets by considering the assessed value relative to other assets acquired in the transaction and the enterprise value of MLSE.

Recoverability of the carrying value of goodwill in the Media segment
As discussed in Note 10 to the consolidated financial statements, the Company tests goodwill for impairment annually as at October 1, or more frequently if they identify indicators of impairment. Goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a cash-generating unit (CGU) is the higher of its fair value less costs of disposal and value in use. The Company makes judgments in determining CGUs and the allocation of goodwill for the purpose of impairment testing. The carrying value of goodwill in the Media segment as of December 31, 2025 was $4,781 million. Goodwill is monitored and tested for impairment at the Media segment level as a whole. The estimate of the recoverable amount of goodwill in the Media group is determined based on fair value less costs of disposal. Given the nature of the Media group, the determination of its fair value is not exclusively cash-flow-based and instead considers market revenue multiples and precedent team transactions, as applicable.

We identified the assessment of the recoverability of the carrying value of goodwill in the Media segment as a critical audit matter. There was judgment applied in assessing the level at which goodwill was tested. In addition, there was a high degree of subjective auditor judgment required in evaluating the selection of the method to estimate the recoverable amount, determined based on fair value less costs of disposal using discounted cash flow and market approaches, as well as in estimating the key assumption with respect to revenue multiples.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's goodwill impairment testing process, including controls related to the determination that goodwill should be tested at the Media segment level and a control over the selection of the method used to estimate the recoverable amount and the revenue multiples assumption. We assessed the identification of CGUs and the allocation of goodwill to the Media group of CGUs for purposes of the annual impairment test by evaluating the level at which goodwill is monitored. We evaluated the revenue multiples assumption by sensitizing to assess the impact of changes in the revenue multiples assumption on the Company's determination of the recoverable amount. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the selection of the method to determine the recoverable amount by considering alternative valuation methods, and in assessing revenue multiples by evaluating relevant precedent transactions and comparable public information.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants
We have served as the Company's auditor since 1969.
Toronto, Canada
March 6, 2026

Rogers Communications Inc.	3	2025 Annual Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on Internal Control Over Financial Reporting
We have audited Rogers Communications Inc.'s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 6, 2026 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Maple Leaf Sports & Entertainment Ltd. during 2025, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, Maple Leaf Sports & Entertainment Ltd.’s internal control over financial reporting associated with $0.6 billion of total revenues, $50 million of net income, $3.0 billion of total assets, 4% of current assets, 3% of non-current assets, 6% of current liabilities, and 1% of non-current liabilities included in the consolidated financial statements of the Company as of and for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Maple Leaf Sports & Entertainment Ltd.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management's Report on Internal Control over Financial Reporting contained within Management's Discussion and Analysis for the year ended December 31, 2025. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 6, 2026

Rogers Communications Inc.	4	2025 Annual Financial Statements

Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts)

Years ended December 31	Note	2025	2024

Revenue	6	21,712	20,604

Operating expenses:
Operating costs	7	11,892	10,987
Depreciation and amortization	8, 9, 10	4,802	4,616
Restructuring, acquisition and other	11	439	406
Finance costs	12	2,043	2,295
Gain on disposition of data centres	3	(69)	—
Other income	13	(5,021)	(6)

Income before income tax expense		7,626	2,306
Income tax expense	14	720	572

Net income for the year		6,906	1,734

Net income for the year attributable to:
RCI shareholders		6,894	1,734
Non-controlling interest	30	12	—

Earnings per share attributable to RCI shareholders:
Basic	15	$12.77	$3.25
Diluted	15	$12.74	$3.20
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	5	2025 Annual Financial Statements

Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars)

Years ended December 31	Note	2025	2024

Net income for the year		6,906	1,734

Other comprehensive income (loss):

Items that will not be reclassified to net income:
Defined benefit pension plans:
Remeasurements	27	115	177
Related income tax expense	14	(30)	(48)

Defined benefit pension plans		85	129

Equity investments measured at fair value through other comprehensive income (FVTOCI):
Increase in fair value	20	37	11
Related income tax recovery (expense)	14	2	(1)

Equity investments measured at FVTOCI		39	10

Items that will not be reclassified to net income		124	139

Items that may subsequently be reclassified to net income:
Cash flow hedging derivative instruments:
Unrealized (loss) gain in fair value of derivative instruments		(25)	1,081
Reclassification to net income of loss (gain) on debt derivatives		1,409	(1,983)
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives		(65)	(63)
Reclassification to net income for accrued interest		(105)	(57)
Related income tax recovery (expense)	14	32	(145)

Cash flow hedging derivative instruments		1,246	(1,167)

Items that may subsequently be reclassified to net income		1,246	(1,167)

Other comprehensive income (loss) for the year		1,370	(1,028)

Comprehensive income for the year		8,276	706

Comprehensive income for the year attributable to:
RCI shareholders		8,264	706
Non-controlling interest		12	—
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	6	2025 Annual Financial Statements

Consolidated Statements of Financial Position
(In millions of Canadian dollars)

		As at December 31	As at December 31
	Note	2025	2024

Assets
Current assets:
Cash and cash equivalents		1,344	898
Accounts receivable	16	6,105	5,478
Inventories	17	550	641
Current portion of contract assets	6	151	171
Other current assets	18	1,239	849
Current portion of derivative instruments	19	99	336
Total current assets		9,488	8,373

Property, plant and equipment	8, 9	26,307	25,072
Intangible assets	10	28,898	17,858
Investments	20	1,291	615
Derivative instruments	19	746	997
Financing receivables	16	1,198	1,189
Other long-term assets	21	2,052	1,027
Goodwill	3, 10	20,032	16,280

Total assets		90,012	71,411

Liabilities and equity
Current liabilities:
Short-term borrowings	22	4,000	2,959
Accounts payable and accrued liabilities		4,831	4,059
Income tax payable		—	26
Other current liabilities	23	3,831	482
Contract liabilities	6	1,114	800
Current portion of long-term debt	25	1,186	3,696
Current portion of lease liabilities	9	690	587
Total current liabilities		15,652	12,609

Provisions	24	55	61
Long-term debt	25	35,872	38,200
Lease liabilities	9	2,428	2,191
Other long-term liabilities	26	2,225	1,666
Deferred tax liabilities	14	9,494	6,281
Total liabilities		65,726	61,008

Equity
Equity attributable to RCI shareholders	28	17,751	10,403
Non-controlling interest	28	6,535	—
Equity		24,286	10,403

Total liabilities and equity		90,012	71,411

Guarantees	31
Commitments and contingent liabilities	32
Subsequent events	28, 32
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors:

/s/ Edward S. Rogers	/s/ Robert J. Gemmell
Edward S. Rogers Director	Robert J. Gemmell Director

Rogers Communications Inc.	7	2025 Annual Financial Statements

Consolidated Statements of Changes in Equity
(In millions of Canadian dollars, except number of shares)

	Attributable to RCI shareholders
	Class A Voting Shares		Class B Non-Voting Shares
Year ended December 31, 2025	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total	Non- controlling interest	Total equity
Balances, January 1, 2025	71	111,152	2,250	424,949	10,630	(7)	(2,551)	10	10,403	—	10,403
Net income for the year	—	—	—	—	6,894	—	—	—	6,894	12	6,906

Other comprehensive income:
Defined benefit pension plans, net of tax	—	—	—	—	85	—	—	—	85	—	85
FVTOCI investments, net of tax	—	—	—	—	—	39	—	—	39	—	39
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	1,246	—	1,246	—	1,246
Total other comprehensive income	—	—	—	—	85	39	1,246	—	1,370	—	1,370
Comprehensive income for the year	—	—	—	—	6,979	39	1,246	—	8,264	12	8,276

Transactions with shareholders recorded directly in equity:
Dividends declared (note 28)	—	—	—	—	(1,079)	—	—	—	(1,079)	—	(1,079)
Share price change on DRIP dividends	—	—	—	—	(2)	—	—	—	(2)	—	(2)

Non-controlling interests in shares of a subsidiary (note 28)	—	—	—	—	—	—	—	—	—	6,656	6,656
Dividends declared by a subsidiary to non-controlling interests	—	—	—	—	—	—	—	—	—	(133)	(133)
Shares issued as settlement of dividends (note 28)	—	—	165	4,124	—	—	—	—	165	—	165
Total transactions with shareholders	—	—	165	4,124	(1,081)	—	—	—	(916)	6,523	5,607

Balances, December 31, 2025	71	111,152	2,415	429,073	16,528	32	(1,305)	10	17,751	6,535	24,286

	Class A Voting Shares		Class B Non-Voting Shares
Year ended December 31, 2024	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total equity
Balances, January 1, 2024	71	111,152	1,921	418,869	9,839	(17)	(1,384)	10	10,440
Net income for the year	—	—	—	—	1,734	—	—	—	1,734

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	—	—	—	—	129	—	—	—	129
FVTOCI investments, net of tax	—	—	—	—	—	10	—	—	10
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(1,167)	—	(1,167)
Total other comprehensive income (loss)	—	—	—	—	129	10	(1,167)	—	(1,028)
Comprehensive income (loss) for the year	—	—	—	—	1,863	10	(1,167)	—	706

Transactions with shareholders recorded directly in equity:
Dividends declared (note 28)	—	—	—	—	(1,068)	—	—	—	(1,068)
Share price change in DRIP dividends	—	—	—	—	(4)	—	—	—	(4)

Shares issued as settlement of dividends (note 28)	—	—	329	6,080	—	—	—	—	329
Total transactions with shareholders	—	—	329	6,080	(1,072)	—	—	—	(743)

Balances, December 31, 2024	71	111,152	2,250	424,949	10,630	(7)	(2,551)	10	10,403
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	8	2025 Annual Financial Statements

Consolidated Statements of Cash Flows
(In millions of Canadian dollars)

Years ended December 31	Note	2025	2024

Operating activities:
Net income for the year		6,906	1,734
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	8, 9, 10	4,802	4,616
Program rights amortization	10	86	63
Finance costs	12	2,043	2,295
Income tax expense	14	720	572
Post-employment benefits contributions, net of expense	27	75	82
Income from associates and joint ventures	13	(38)	(8)
Gain on revaluation of MLSE investment	13	(4,976)	—
Gain on disposition of data centres	3	(69)	—
Other		(128)	(166)
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		9,421	9,188
Change in net operating assets and liabilities	33	(592)	(876)
Income taxes paid		(700)	(545)
Interest paid, net		(2,070)	(2,087)

Cash provided by operating activities		6,059	5,680

Investing activities:
Capital expenditures	8, 33	(3,707)	(4,041)
Additions to program rights and other intangible assets	10	(105)	(72)
Changes in non-cash working capital related to investing activities		(78)	136
Acquisitions and other strategic transactions, net of cash acquired	3	(4,315)	(475)
Other		(7)	(3)

Cash used in investing activities		(8,212)	(4,455)

Financing activities:
Net proceeds received from short-term borrowings	22	1,021	1,138
Net repayment of long-term debt	25	(3,478)	(1,103)
Net proceeds on settlement of debt derivatives and subsidiary equity derivatives	19	114	107
Transaction costs incurred	25	(104)	(47)
Principal payments of lease liabilities	9	(559)	(478)
Dividends paid to RCI shareholders	28	(913)	(739)
Dividends paid by subsidiaries to non-controlling interest	28	(133)	—
Issuance of subsidiary shares to non-controlling interest	28	6,656	—
Other		(5)	(5)

Cash provided by (used in) financing activities		2,599	(1,127)

Change in cash and cash equivalents		446	98
Cash and cash equivalents, beginning of period		898	800

Cash and cash equivalents, end of period		1,344	898
Cash and cash equivalents are defined as cash and short-term deposits that have an original maturity of less than 90 days, less bank advances.

The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	9	2025 Annual Financial Statements

Notes to Consolidated Financial Statements

Page		Note	Page		Note
10	Note 1	Nature of the Business	39	Note 18	Other Current Assets
12	Note 2	Material Accounting Policies	39	Note 19	Financial Risk Management and Financial Instruments
13	Note 3	Business Combinations and Sales
16	Note 4	Capital Risk Management	52	Note 20	Investments
19	Note 5	Segmented Information	54	Note 21	Other Long-Term Assets
20	Note 6	Revenue	54	Note 22	Short-Term Borrowings
25	Note 7	Operating Costs	56	Note 23	Other Current Liabilities
25	Note 8	Property, Plant and Equipment	57	Note 24	Provisions
27	Note 9	Leases	58	Note 25	Long-Term Debt
30	Note 10	Intangible Assets and Goodwill	63	Note 26	Other Long-Term Liabilities
34	Note 11	Restructuring, Acquisition and Other	63	Note 27	Post-Employment Benefits
35	Note 12	Finance Costs	68	Note 28	Equity
35	Note 13	Other Income	69	Note 29	Stock-Based Compensation
35	Note 14	Income Taxes	73	Note 30	Related Party Transactions
37	Note 15	Earnings Per Share	75	Note 31	Guarantees
38	Note 16	Accounts Receivable	75	Note 32	Commitments and Contingent Liabilities
39	Note 17	Inventories	77	Note 33	Supplemental Cash Flow Information

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is Canada's communications, sports and entertainment company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, digital media, and sports team ownership.

During the year ended December 31, 2025, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., its subsidiaries, and, following completion of the MLSE Transaction, MLSE (see note 3). Effective this year, Today's Shopping Choice (TSC) was transferred from the Media reportable segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results.

See note 5 for more information about our reportable operating segments.

References in these financial statements to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see note 3 to our 2024 Annual Audited Consolidated Financial Statements. References in these financial statements to the MLSE Transaction are to our acquisition of Bell's indirect 37.5% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) on July 1, 2025 (see note 3). References in these financial statements to the "network transaction" are to our sale of a non-controlling interest in Backhaul Network Services Inc. (BNSI), a Canadian subsidiary of Rogers that owns a minor part of our wireless network (see note 28).

Rogers Communications Inc.	10	2025 Annual Financial Statements

BUSINESS SEASONALITY
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses, which are described below. Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, other income and expenses, impairment of assets, restructuring, acquisition and other costs, and changes in income tax expense.

Wireless
Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. The third and fourth quarters typically experience higher volumes of activity as a result of "back to school" and holiday season-related consumer behaviour. More aggressive promotional offers are often advertised during these periods. In contrast, we typically see lower subscriber-related activity in the first quarter of the year.

The launch of new products and services, including popular new wireless device models, can also affect the level of subscriber activity. Highly anticipated device launches typically occur in the spring and fall seasons of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, which in turn are affected by the foreign exchange rate of the Canadian dollar and general economic conditions.

Cable
Cable operating results are affected by modest seasonal fluctuations, typically caused by:
•university and college students who live in temporary residences:
•moving out early in the second quarter and canceling their service; and
•students moving in late in the third quarter and signing up for cable service;
•individuals temporarily suspending wireline service for extended vacations or seasonal relocations;
•individuals temporarily activating satellite services for second or vacation homes during the second and third quarter;
•the timing of service pricing changes; and
•the concentrated marketing we generally conduct in our fourth quarter.

Cable results from our enterprise customers do not generally have any unique seasonal aspects.

Media
Seasonal fluctuations relate to:
•the timing of regular season and postseason games in the major sports leagues in which we operate (see below); and
•periods of increased consumer activity and their impact on advertising cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter.

We own and operate the following major sports teams:
•the Toronto Blue Jays (Major League Baseball or MLB), for which the regular season typically runs from late March to September and the postseason occurs in October;
•the Toronto Maple Leafs (National Hockey League or NHL), for which the regular season typically runs from October to early April and the playoffs occur from mid-April to mid-June;
•the Toronto Raptors (National Basketball Association or NBA), for which the regular season typically runs from mid-October to mid-April and the playoffs occur from mid-April to June;
•the Toronto Football Club (Major League Soccer or MLS), for which the regular season typically runs from mid-February to mid-October and the playoffs occur from mid-October to early December; and
•the Toronto Argonauts (Canadian Football League or CFL), for which the regular season typically runs from early June to late October and the playoffs occur in November.

Revenue recognized, and the related costs incurred, on game-related items (tickets, merchandise, and concessions, for example) and advertising is concentrated when games are played, with postseason games commanding a premium in advertising revenue and additional revenue from game-related items, if and when any of the teams play in their respective postseasons. We also have access to the broadcast rights for nationally broadcast NHL games and some or all of the broadcast rights for the Toronto Blue Jays, Toronto Maple Leafs, and Toronto Raptors home games. Programming and production costs for such broadcasts are expensed based on the number of games aired. Player payroll costs are expensed based on the number of games played by each team.

STATEMENT OF COMPLIANCE
We prepared our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). The Board of Directors (Board) authorized these consolidated financial statements for issue on March 6, 2026.

Rogers Communications Inc.	11	2025 Annual Financial Statements

NOTE 2: MATERIAL ACCOUNTING POLICIES

(a)BASIS OF PRESENTATION
All amounts are in Canadian dollars unless otherwise noted. Our functional currency is the Canadian dollar. We prepare the consolidated financial statements on a historical cost basis, except for:
•certain financial instruments as disclosed in note 19, including investments (which are also disclosed in note 20), which are measured at fair value;
•the net deferred pension liability, which is measured as described in note 27; and
•liabilities for stock-based compensation, which are measured at fair value as disclosed in note 29.

(b)BASIS OF CONSOLIDATION
Subsidiaries are entities we control. We include the financial statements of our subsidiaries in our consolidated financial statements from the date we gain control of them until our control ceases. We eliminate all intercompany transactions and balances between our subsidiaries on consolidation. In determining whether we control an entity, we assess the degree of power we can exert over the entity, the degree of variability to which we are exposed from our involvement with the entity, and whether we have the ability to affect our returns using our power. Net income and comprehensive income are attributed to RCI shareholders and non-controlling interests based on the non-controlling interests' share of the net income in the subsidiary in which they hold their interest. Equity attributable to RCI shareholders is reported separately from non-controlling interests in total equity.

(c)FOREIGN CURRENCY TRANSLATION
We translate amounts denominated in foreign currencies into Canadian dollars as follows:
•monetary assets and liabilities - at the exchange rate in effect as at the date of the Consolidated Statements of Financial Position;
•non-monetary assets and liabilities, and related depreciation and amortization - at the historical exchange rates; and
•revenue and expenses other than depreciation and amortization - at the average exchange rate for the month in which the transaction was recognized.

(d)ASSETS HELD FOR SALE
We classify non-current assets, or disposal groups consisting of assets and liabilities, as held-for-sale if it is highly probable their carrying amounts will be recovered primarily through a sale rather than through continued use. Assets, or disposal groups, classified as held-for-sale are measured at the lower of (i) their carrying amount and (ii) fair value less costs to sell. Once classified as held-for-sale, property, plant and equipment and finite-life intangible assets are no longer depreciated or amortized, respectively. Classifying assets or disposal groups as held for sale can require significant judgment in determining if the sale is highly probable, especially for larger assets or disposal groups. This requires an assessment of, among other things, whether management is committed to the sale and it is unlikely significant changes to the disposal plan will be made. We regularly reassess assets or disposal groups classified as held-for-sale to determine if their sales are still highly probable and, if not, we reclassify them to their original captions in the Consolidated Statement of Financial Position.

(e)PLAYER COMPENSATION
Annual contractual player salaries are expensed over the applicable regular season on a straight-line basis. Signing bonuses paid to players are considered earned when the contract is executed by both the player and the team. At that time, we recognize a deferred player compensation liability, reflecting our obligation to pay the signing bonus to the player, and a corresponding deferred player compensation asset. The current and long-term portions of the asset and liability are recognized in other current (or long-term) assets or liabilities based on the recognition and payment schedule associated with each signing bonus. The liability for signing bonuses paid over all or part of a player's contract is recognized at present value. The asset is amortized over the applicable sports league's regular season on a straight-line basis over the fixed contract term of the player.

(f)NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2025
We adopted the following IFRS amendments in 2025. They did not have a material effect on our consolidated financial statements.
•Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates - Lack of Exchangeability, clarifying when a currency is exchangeable and when it is not exchangeable.

(g)RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years:
•IFRS 18, Presentation and Disclosure in Financial Statements (replacing IAS 1, Presentation of Financial Statements), with an aim to improve the structure and content of the primary financial statements and comparability between issuers (January 1, 2027). The focus of IFRS 18 is on presentation in the statement of income by requiring income and expenses to be classified into operating, investing, and financing categories. The main business activities of a company drive classification of income and expense into appropriate categories and further disaggregation of operating

Rogers Communications Inc.	12	2025 Annual Financial Statements

expense line items will be required in the statement of income. It also introduces defined subtotals of "operating profit" and "profit before financing and income taxes" in the statement of income to improve comparability between companies. Impacts on the statement of cash flows include eliminating classification options for interest and dividend receipts (must be classified as investing) and payments (must be classified as financing). In addition, IFRS 18 provides guidance on the disclosure of "management-defined performance measures" in relation to the statement of income, including reconciliation requirements.
•Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, clarifying both the classification of financial assets linked to environmental, social, and governance as well as the timing in which a financial asset or financial liability is derecognized when using electronic payment systems (January 1, 2026).

We are assessing the impacts IFRS 18 and the amendments to IFRS 9 and IFRS 7 will have on our consolidated financial statements. We do not expect the amendments to have a material impact on adoption; however, our consolidated statement of income will be presented differently under IFRS 18 and there will be recategorizations of certain line items in the statements of income and statements of cash flows.

(h)ADDITIONAL MATERIAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS
When preparing our consolidated financial statements, we make judgments, estimates, and assumptions that affect how accounting policies are applied and the amounts we report as assets, liabilities, revenue, and expenses. The accounting policies applied in 2025 were consistent with those applied in 2024. Our material accounting policies, estimates, and judgments are identified in this note or disclosed throughout the notes as identified in the table below, including:
•information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the amounts recognized in the consolidated financial statements;
•information about judgments made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements; and
•information on our material accounting policies.

Note	Topic	Page	Accounting Policy	Use of Estimates	Use of Judgments
3	Business Combinations and Sales	13	X	X	X
5	Reportable Segments	19	X		X
6	Revenue Recognition	20	X	X	X
8	Property, Plant and Equipment	25	X	X	X
9	Leases	27	X	X	X
10	Intangible Assets and Goodwill	30	X	X	X
11	Restructuring, Acquisition and Other	34	X		X
14	Income Taxes	35	X		X
15	Earnings Per Share	37	X
16	Accounts Receivable	38	X
17	Inventories	39	X
19	Financial Instruments	39	X	X	X
20	Investments	52	X
24	Provisions	57	X	X
27	Post-Employment Benefits	63	X	X
29	Stock-Based Compensation	69	X	X
32	Commitments and Contingent Liabilities	75	X		X

NOTE 3: BUSINESS COMBINATIONS AND SALES

ACCOUNTING POLICY
We account for business combinations using the acquisition method of accounting. Only acquisitions that result in our gaining control over the acquired businesses are accounted for as business combinations. We possess control over an entity when we conclude we are exposed to variable returns from our involvement with the acquired entity and we have the ability to affect those returns through our power over the acquired entity.

We calculate the fair value of the consideration paid as the sum of the fair value at the date of acquisition of the assets we transferred, the equity interests we issued, and the liabilities we incurred to former owners of the subsidiary.

We measure goodwill as the fair value of the consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, which are generally measured at fair value as of the acquisition date. When the excess is negative, a gain on acquisition is recognized immediately in net income.

We expense the transaction costs associated with acquisitions as we incur them.

Rogers Communications Inc.	13	2025 Annual Financial Statements

ESTIMATES
We use estimates in determining the value of assets acquired and liabilities assumed in business combinations, most significantly property, plant and equipment and intangible assets, including the related deferred tax impacts.

JUDGMENTS
We use significant judgment to determine what is, and what is not, part of a business combination, including the timing of when control transfers to us. This requires assessing the nature of other transactions entered into with the acquiree to ensure we account for the business combination using only the consideration transferred for the assets acquired and liabilities assumed in the exchange.

We also use significant judgment in determining the valuation methodologies applied to various assets and liabilities.

ACQUISITION OF MLSE
Effective July 1, 2025, after receiving all required regulatory and league approvals, we acquired a holding company that indirectly held Bell's effective 37.5% ownership stake in Maple Leaf Sports & Entertainment Ltd. (MLSE) for a purchase price of $4.7 billion in cash (MLSE Transaction). The purchase price was primarily funded from bank credit facilities together with cash on hand (see note 25). With the closing of the MLSE Transaction, we are the controlling shareholder of MLSE, with a 75% ownership interest. Immediately before acquiring control of an entity, IFRS requires a pre-existing non-controlling equity interest be remeasured at fair value, with any resulting gain or loss recognized in net income. In 2025, we recognized a $5 billion non-cash gain (reflecting the investment's fair value) associated with our existing 37.5% interest in MLSE (see note 13). The holder (MLSE minority holder) of the 25% non-controlling interest in MLSE (MLSE non-controlling interest) has a right to require we purchase its interest beginning in July 2026 at an agreement-defined fair value (MLSE put liability); we have a reciprocal right to acquire the MLSE non-controlling interest under the same terms.

MLSE owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), the Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, such as Scotiabank Arena. MLSE also holds interests in certain entities that are complementary to its sports and events businesses (see note 20). The MLSE Transaction added significantly to our other sports assets, including the Toronto Blue Jays, Rogers Centre, and Sportsnet. MLSE's financial results are included in our Media reportable segment effective July 1, 2025.

Total consideration in the business combination reflects $4.7 billion in cash paid to Bell plus the closing-date fair value of our existing investment in MLSE of $5 billion.

The major classes of assets acquired, along with the allocation of fair value to each, consist of property, plant and equipment ($1 billion) and intangible assets ($12 billion, primarily franchise rights and associated trademarks). We have recognized goodwill of $4 billion associated with the acquisition in our Media reportable segment, which arises principally from the recognition of deferred tax liabilities on the indefinite-life intangible assets recognized (see below), the assembled player and non-player workforce, and synergies expected to be generated by the acquisition. Goodwill is not deductible for tax purposes.

Rogers Communications Inc.	14	2025 Annual Financial Statements

Purchase price allocation
The following table summarizes the total purchase consideration and the fair value assigned to each major class of assets and liabilities as at July 1, 2025. Updates from the preliminary purchase price allocation primarily reflect revised fair values for franchise rights and trademark intangible assets ($180 million increase), investments ($47 million increase), the MLSE put liability ($26 million decrease), and the related deferred tax liability impacts ($65 million increase), reflecting a net $220 million decrease to goodwill.

(In millions of dollars)	Total

Cash consideration	4,700
Fair value of Rogers' existing investment in MLSE	4,976
Total purchase consideration	9,676

Net identifiable asset or liability:
Cash and cash equivalents	201
Accounts receivable (net of allowance for doubtful accounts of $8 million)	122
Other current assets	91
Property, plant and equipment	995
Intangible assets	11,578
Investments (note 20)	602
Other long-term assets	183
Accounts payable and accrued liabilities	(601)
MLSE put liability	(3,316)
Other current liabilities	(81)
Contract liabilities	(268)
Current portion of lease liabilities	(9)
Long-term debt	(298)
Lease liabilities	(95)
Other long-term liabilities	(204)
Deferred tax liabilities	(3,036)
Total fair value of identifiable net assets acquired	5,864
Goodwill	3,812

Property, plant and equipment
The table below summarizes the allocation for property, plant and equipment acquired in connection with the MLSE Transaction on closing as at December 31, 2025.

(In millions of dollars)	Land and buildings	Computer equipment and software	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of-use assets (note 9)	Total property, plant and equipment

Acquired from business combination	652	20	92	70	40	874	121	995
Depreciation since July 1, 2025	18	5	3	7	—	33	4	37
Net carrying amount	634	15	89	63	40	841	117	958

Property, plant and equipment are being amortized over their remaining estimated useful lives, estimated as follows.

Asset	Basis	Estimated remaining useful life
Buildings	Diminishing balance	30 to 60 years
	Straight-line	6 to 10 years
Computer equipment and software	Straight-line	1 to 5 years
Leasehold improvements	Straight-line	10 to 30 years
Equipment and vehicles	Diminishing balance	1 to 15 years
	Straight-line	1 to 15 years
Right-of-use assets	Straight-line	Over remaining lease term

Rogers Communications Inc.	15	2025 Annual Financial Statements

Intangible assets
The table below summarizes the allocation for intangible assets acquired in connection with the MLSE Transaction on closing as at December 31, 2025.

(In millions of dollars)	Franchise rights	Trademarks	Ticket holder and sponsor relationships	Other intangible assets	Total intangible assets	Goodwill	Total intangible assets and goodwill

Acquired from business combination	9,830	1,364	363	21	11,578	3,812	15,390
Amortization since July 1, 2025	—	—	7	1	8	—	8
Net carrying amount	9,830	1,364	356	20	11,570	3,812	15,382

Franchise rights and trademarks have indefinite lives and are not being amortized. Ticket holder and sponsor relationships reflect existing relationships with season ticket holders and corporate sponsors; they are being amortized over their estimated useful lives of 25 to 30 years. Other intangible assets are being amortized over their estimated useful life of 16 years.

The valuation of the acquired intangible assets, particularly franchise rights, required significant estimation and judgment. The fair value has been estimated using a market-based approach based on market revenue multiples and precedent team transactions in each of the leagues, including league expansions, as applicable. This required significant estimation to determine the adjustments to available market data for local Toronto market factors, including population, gross domestic product, and number of major sports teams. Changes in any of these estimates and assumptions could have had a significant impact on the valuation of the acquired franchise right assets.

MLSE put liability
The MLSE put liability reflects our estimate of the fair value of the MLSE non-controlling interest and is recognized in "other current liabilities". It is a financial liability measured at fair value through profit and loss and is categorized at Level 3 in the fair value hierarchy. The fair value has been estimated using a market-based approach based on the values of the underlying teams and net assets owned by MLSE. Changes in the assumptions related to the team values underlying the valuation could have a material impact on the fair value of the MLSE put liability.

Pro forma information
Revenue of approximately $0.6 billion and net income of approximately $50 million from MLSE are included in the consolidated statement of income from the date of acquisition. Our consolidated revenue and net income for the year ended December 31, 2025 would have been approximately $22.5 billion and $6.9 billion, respectively, had the MLSE Transaction closed on January 1, 2025. These pro forma amounts reflect depreciation and amortization of applicable elements of the purchase price allocation, related tax adjustments, and the elimination of intercompany transactions.

SALE OF DATA CENTRE BUSINESS
In December 2025, we sold our customer-facing data centre business to InfraRed Capital Partners for total proceeds of $184 million, resulting in a gain on sale of $69 million. The transaction did not include our corporate data centres used for our own network and IT purposes. Prior to being classified as "held for sale" as at September 30, 2025 (at which point depreciation on the assets ceased), the assets and liabilities related to the customer-facing data centre business were historically included in our Cable reportable segment.

NOTE 4: CAPITAL RISK MANAGEMENT

Our objectives in managing capital are to ensure we have sufficient available liquidity to meet all our commitments and to execute our business plan. We define capital we manage as equity, indebtedness (including the current portion of our long-term debt, long-term debt, short-term borrowings, the current portion of our lease liabilities, and lease liabilities), net of cash and cash equivalents and derivative instruments.

We manage our capital structure, commitments, and maturities and make adjustments based on general economic conditions, financial markets, operating risks, our investment priorities, and working capital requirements. To maintain or adjust our capital structure, we may, with approval from the Board as necessary, issue or repay debt or short-term borrowings, issue or repurchase shares, pay dividends, or undertake other activities as deemed appropriate under the circumstances. The Board reviews and approves the annual capital and operating budgets, as well as any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major financing transactions, investments, or divestitures.

The wholly owned subsidiary through which our credit card programs are operated is regulated by the Office of the Superintendent of Financial Institutions, which requires a minimum level of regulatory capital be maintained. Our subsidiary was in compliance with that requirement as at December 31, 2025 and 2024. The capital requirements are not material to us as at December 31, 2025 or December 31, 2024.

Rogers Communications Inc.	16	2025 Annual Financial Statements

With the exception of our credit card programs and the subsidiary through which they are operated, we are not subject to externally imposed capital requirements.

KEY METRICS AND RATIOS
We monitor adjusted net debt, debt leverage ratio, free cash flow, and available liquidity to manage our capital structure and related risks. These are not standardized financial measures under IFRS and might not be comparable to similar capital management measures disclosed by other companies. A summary of our key metrics and ratios follows, along with a reconciliation between each of these measures and the items presented in the consolidated financial statements.

Adjusted net debt and debt leverage ratio
We monitor adjusted net debt and debt leverage ratio as part of the management of liquidity to sustain future development of our business, conduct valuation-related analyses, and make decisions about capital. In so doing, we typically aim to have an adjusted net debt and debt leverage ratio that allow us to maintain investment-grade credit ratings, which allows us the associated access to capital markets. Our debt leverage ratio can increase due to strategic, long-term investments (for example, to obtain new spectrum licences or to consummate an acquisition) and we work to lower the ratio over time. While our debt leverage ratio has increased as a result of the MLSE Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, equity financing, and debt repayment, as applicable. As at December 31, 2025 and 2024, we met our objectives for these metrics.

	As at December 31
(In millions of dollars, except ratios)	2025	2024

Adjusted net debt [1,2]	38,856	43,330
Divided by: trailing 12-month adjusted EBITDA	9,820	9,617

Debt leverage ratio	4.0	4.5
1    For the purposes of calculating adjusted net debt, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    For the purposes of calculating adjusted net debt and debt leverage ratio, we have added the deferred government grant liability relating to our Canada Infrastructure Bank facility to reflect the inclusion of the cash drawings.

Trailing 12-month adjusted EBITDA reflects the combined results of Rogers including MLSE for the period since the MLSE Transaction closed in July 2025 to December 2025 and standalone Rogers results prior to July 2025.

Free cash flow
We use free cash flow to understand how much cash we generate that is available to repay debt or reinvest in our business, which is an important indicator of our financial strength and performance.

As a result of closing the network transaction (see note 28), we have revised the calculation of free cash flow to deduct distributions paid to non-controlling interests to reflect the unavailability of this cash flow to repay debt or reinvest in our company.

		Years ended December 31
(In millions of dollars)	Note	2025	2024

Adjusted EBITDA	5	9,820	9,617
Deduct:
Capital expenditures [1]	8, 33	3,707	4,041
Interest on borrowings, net and capitalized interest	12	1,924	1,986
Cash income taxes [2]		700	545
Distributions paid by subsidiaries to non-controlling interests	28	133	—

Free cash flow		3,356	3,045
1    Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences or additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

Rogers Communications Inc.	17	2025 Annual Financial Statements

		Years ended December 31
(In millions of dollars)	Note	2025	2024

Cash provided by operating activities		6,059	5,680
Add (deduct):
Capital expenditures	8, 33	(3,707)	(4,041)
Interest on borrowings, net and capitalized interest	12	(1,924)	(1,986)
Interest paid, net		2,070	2,087
Restructuring, acquisition and other	11	439	406
Program rights amortization	10	(86)	(63)
Change in net operating assets and liabilities	33	592	876
Distributions paid by subsidiaries to non-controlling interests	28	(133)	—
Post-employment benefit contributions, net of expense	27	(75)	(82)
Cash flows relating to other operating activities		128	166
Other investment losses (income)	13	(7)	2

Free cash flow		3,356	3,045

Available liquidity
Available liquidity fluctuates based on business circumstances. We continually manage (including through monitoring our access to capital markets), and aim to have sufficient, available liquidity at all times to help protect our ability to meet all our commitments (operationally and for maturing debt obligations), to execute our business plan (including to acquire spectrum licences or consummate acquisitions), to mitigate the risk of economic downturns, and for other unforeseen circumstances. As at December 31, 2025 and 2024, we had sufficient liquidity available to us to meet this objective.

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letters of credit facilities, and short-term borrowings, including our receivables securitization program and our US dollar-denominated commercial paper (US CP) program.

Our Canada Infrastructure Bank credit agreement (see note 25) is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes. This year, we borrowed $71 million (2024 - $64 million) under this facility.

As at December 31, 2025		Total sources	Drawn	Letters of credit	Net available
(In millions of dollars)	Note

Cash and cash equivalents		1,344	—	—	1,344
Bank credit facilities [1]:
Revolving	25	4,260	115	10	4,135
Non-revolving	22	2,300	2,300	—	—
Outstanding letters of credit	25	45	—	45	—
Receivables securitization [1]	22	2,400	2,000	—	400

Total		10,349	4,415	55	5,879
1    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

As at December 31, 2024		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		898	—	—	—	898
Bank credit facilities [2]:
Revolving	25	4,000	—	10	455	3,535
Non-revolving	22	500	500	—	—	—
Outstanding letters of credit	25	3	—	3	—	—
Receivables securitization [2]	22	2,400	2,000	—	—	400

Total		7,801	2,500	13	455	4,833
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our then outstanding US CP borrowings that were backstopped by our revolving credit facility.

Rogers Communications Inc.	18	2025 Annual Financial Statements

NOTE 5: SEGMENTED INFORMATION

ACCOUNTING POLICY
Reportable segments
We determine our reportable segments based on, among other things, how our chief operating decision maker, the Chief Executive Officer and Chief Financial Officer of RCI, regularly review our operations and performance. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources, as they believe adjusted EBITDA reflects segment and consolidated profitability. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other expense (income); and income tax expense.

We follow the same accounting policies for our segments as those described in the notes to our consolidated financial statements. We account for transactions between reportable segments in the same way we account for transactions with external parties, but eliminate them on consolidation.

JUDGMENTS
We make significant judgments in determining our operating segments and in determining the appropriate allocation of shared costs between our segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision maker to make decisions about resources to be allocated and assess component performance, and for which discrete financial information is available.

REPORTABLE SEGMENTS
Our reportable segments are Wireless, Cable, and Media (see note 1). All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenue and costs. Effective July 2025, TSC was transferred from the Media segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results. Segment results include items directly attributable to a segment as well as those that have been allocated on a reasonable basis.

INFORMATION BY SEGMENT

Year ended December 31, 2025	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers		10,603	7,800	2,997	312	21,712
Revenue from internal customers		112	68	291	(471)	—
Total revenue	6	10,715	7,868	3,288	(159)	21,712
Operating costs	7	5,351	3,283	3,047	211	11,892

Adjusted EBITDA		5,364	4,585	241	(370)	9,820

Depreciation and amortization	8, 9, 10					4,802
Restructuring, acquisition and other	11					439
Finance costs	12					2,043
Gain on disposition of data centres	3					(69)
Other income	13					(5,021)

Income before income tax expense						7,626

Capital expenditures	8	1,471	1,803	206	227	3,707
Goodwill	10	1,634	13,617	4,781	—	20,032

Rogers Communications Inc.	19	2025 Annual Financial Statements

Year ended December 31, 2024	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers		10,528	7,801	1,973	302	20,604
Revenue from internal customers		67	75	269	(411)	—
Total revenue	6	10,595	7,876	2,242	(109)	20,604
Operating costs	7	5,283	3,358	2,154	192	10,987

Adjusted EBITDA		5,312	4,518	88	(301)	9,617

Depreciation and amortization	8, 9, 10					4,616
Restructuring, acquisition and other	11					406
Finance costs	12					2,295
Other income	13					(6)

Income before income tax expense						2,306

Capital expenditures	8	1,596	1,939	259	247	4,041
Goodwill	10	1,634	13,677	969	—	16,280

NOTE 6: REVENUE

ACCOUNTING POLICY
Contracts with customers
We record revenue from contracts with customers in accordance with the five steps in IFRS 15, Revenue from contracts with customers, as follows:
1.identify the contract with a customer;
2.identify the performance obligations in the contract;
3.determine the transaction price, which is the total consideration provided by the customer;
4.allocate the transaction price among the performance obligations in the contract based on their relative fair values; and
5.recognize revenue when the relevant criteria are met for each performance obligation.

Many of our products and services are sold in bundled arrangements (e.g. wireless devices and voice and data services). Items in these arrangements are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. We also determine whether a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount. In situations such as these, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as it is earned.

Revenue for each performance obligation is recognized either over time (e.g. services) or at a point in time (e.g. equipment). For performance obligations satisfied over time, revenue is recognized as the services are provided. These services are typically provided, and thus revenue is typically recognized, on a monthly basis. Revenue for performance obligations satisfied at a point in time is recognized when control of the item (or service) transfers to the customer. Typically, this is when the customer activates the goods (e.g. in the case of a wireless device) or has physical possession of the goods (e.g. other equipment).

Rogers Communications Inc.	20	2025 Annual Financial Statements

The table below summarizes the nature of the various performance obligations in our contracts with customers and when we recognize performance on those obligations.

Performance obligations from contracts with customers	Timing of satisfaction of the performance obligation
Wireless airtime, data, and other services; television, telephony, Internet, and home monitoring services; network services; media subscriptions; and rental of equipment	As the service is provided (usually monthly)
Roaming, long-distance, and other optional or non-subscription services, and pay-per-use services	As the service is provided
Wireless devices and related equipment	Upon activation or purchase by the end customer
Installation services for Cable subscribers	When the services are performed
Advertising and sponsorship	When the advertising or other material airs on our radio or television stations or is displayed on our properties
Sale of content to television stations for subscriptions from cable and satellite providers	When the services are delivered to cable and satellite providers' subscribers (usually monthly)
Sports team home game admission and food and beverage	When the related games are played during the applicable sports season and when goods are sold
Revenue from sports leagues, including broadcast rights, revenue sharing agreements, and other distributions where the league acts as an agent of ours	In the applicable period, when the amount is determinable
Today's Shopping Choice and sports team merchandise	When the goods are transferred to the end customer
Radio and television broadcast agreements	When the related programs are aired
Sublicensing of program rights	Over the course of the applicable licence period

We also recognize interest revenue on contracts containing significant financing components and on credit card receivables using the effective interest method in accordance with IFRS 9, Financial Instruments. We recognize revenue from distributions from league entities which distribute funds between member clubs in the applicable period when the amount is determinable.

Payment for Wireless and Cable monthly service fees is typically due 30 days after billing. Payment for Wireless and Cable equipment is typically due either upon receipt of the equipment or over the subsequent 24 months (when equipment is financed through our equipment financing plans). Holders of the Rogers Mastercard have the option to finance devices through Rogers Bank over 36-month or 48-month terms. Payment terms for typical Media performance obligations range from prepaid in advance to immediate (e.g. sporting game tickets) to 30 days (e.g. advertising contracts).

Contract assets and liabilities
We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets primarily relate to our rights to consideration for the transfer of wireless devices. Our long-term contract assets are recognized in "other long-term assets" on our Consolidated Statements of Financial Position.

We record a contract liability when we receive payment from a customer in advance of providing goods and services. This includes subscriber deposits, deposits related to sporting game ticket sales, and amounts subscribers pay for services and subscriptions that will be provided in future periods. Our long-term contract liabilities are recognized in "other long-term liabilities" on our Consolidated Statements of Financial Position.

A portion of our contract liabilities relates to discounts provided to customers on our device financing contracts. Due to the allocation of the transaction price to the performance obligations, the financing receivable we recognize is greater than the related equipment revenue. As a result, we recognize a contract liability simultaneously with the financing receivable and equipment revenue and subsequently reduce the contract liability on a monthly basis.

We account for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

Deferred commission cost assets
We defer, to the extent recoverable, the incremental costs we incur to obtain or fulfill a contract with a customer and amortize them over their expected period of benefit. These costs include certain commissions paid to internal and external representatives that we believe to be recoverable through the revenue earned from the related contracts. We therefore defer them as deferred commission cost assets in "other assets" and amortize them to "operating costs" over the pattern of the transfer of goods and services to the customer, which ranges from 12 to 90 months. Effective January 1, 2024, as a result of an increase in the customer lifecycle, we updated our amortization period for consumer Wireless and Cable commissions from 24 months to 32 months to better reflect the estimated economic lives of these relationships, which lowered amortization by approximately $115 million for the year ended December 31, 2024. Effective July 1, 2025, as a result of a further increase in customer lifecycle, we updated our amortization period for consumer Wireless commissions

Rogers Communications Inc.	21	2025 Annual Financial Statements

from 32 months to 35 months, which lowered amortization by approximately $30 million for the year ended December 31, 2025.

ESTIMATES
We use estimates in:
•determining the transaction price of our contracts, which requires estimating the amount of revenue we expect to be entitled to for delivering the performance obligations within a contract;
•determining the stand-alone selling price of performance obligations and the allocation of the transaction price between performance obligations; and
•determining the appropriate amortization period of deferred commission cost assets, taking into account the expected pattern of benefits we will receive from the payment of commissions.

Determining the transaction price
The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price
The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which we are entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

JUDGMENTS
We make significant judgments in determining whether a promise to deliver goods or services is considered distinct and in determining whether our residual value arrangements constitute revenue-generating arrangements or leases.

Distinct goods and services
We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For distinct items we do not sell separately, we estimate stand-alone selling prices using the adjusted market assessment approach.

Residual value arrangements
Under certain customer offers, we allow customers to defer a component of the device cost until contract termination. We use judgment in determining whether these arrangements constitute revenue-generating arrangements or leases. In making this determination, we use judgment to assess the extent of control over the devices that passes to our customer, including whether the customer has a significant economic incentive at contract inception to return the device at contract termination and to estimate the extent of device returns.

Rogers Communications Inc.	22	2025 Annual Financial Statements

CONTRACT ASSETS
Below is a summary of our contract assets from contracts with customers, net of an allowance for doubtful accounts, and the significant changes in those balances during the years ended December 31, 2025 and 2024.

		Years ended December 31
(In millions of dollars)	Note	2025	2024

Balance, beginning of year		268	276
Additions from new contracts with customers, net of terminations and renewals		190	173
Amortization of contract assets to accounts receivable		(205)	(181)

Balance, end of year		253	268

Current		151	171
Long-term		102	97

Balance, end of year		253	268

CONTRACT LIABILITIES
Below is a summary of our contract liabilities from contracts with customers and the significant changes in those balances during the years ended December 31, 2025 and 2024.

		Years ended December 31
(In millions of dollars)	Note	2025	2024

Balance, beginning of year		1,082	1,044
Contract liabilities assumed	3	268	—
Revenue deferred in previous year and recognized as revenue in current year		(1,096)	(771)
Net additions from contracts with customers		1,133	809

Balance, end of year		1,387	1,082

Current		1,114	800
Long-term		273	282

Balance, end of year		1,387	1,082

DEFERRED COMMISSION COST ASSETS
Below is a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the years ended December 31, 2025 and 2024. The deferred commission cost assets are presented within "other current assets" (when they will be amortized into operating costs within one year of the date of the financial statements) or "other long-term assets".

	Years ended December 31
(In millions of dollars)	2025	2024

Balance, beginning of year	753	488
Additions to deferred commission cost assets	711	640
Amortization recognized on deferred commission cost assets	(514)	(375)

Balance, end of year	950	753

Current	500	417
Long-term	450	336

Balance, end of year	950	753

Rogers Communications Inc.	23	2025 Annual Financial Statements

UNSATISFIED PORTIONS OF PERFORMANCE OBLIGATIONS
The table below shows the revenue we expect to recognize in the future related to unsatisfied or partially satisfied performance obligations as at December 31, 2025. The unsatisfied portion of the transaction price of the performance obligations relates primarily to monthly services; we expect to recognize it substantially over the next three to five years.

(In millions of dollars)	2026	2027	2028	Thereafter	Total
Telecommunications service	2,786	1,000	76	241	4,103
Media services	52	52	52	219	375

We have elected to utilize the following practical expedients and not disclose:
•the unsatisfied portions of performance obligations related to contracts with a duration of one year or less; or
•the unsatisfied portions of performance obligations where the revenue we recognize corresponds with the amount invoiced to the customer.

DISAGGREGATION OF REVENUE

	Years ended December 31
(In millions of dollars)	2025	2024

Wireless
Service revenue	8,030	8,041
Equipment revenue	2,573	2,487
Revenue from external customers	10,603	10,528
Service revenue from internal customers	112	67
Total Wireless	10,715	10,595

Cable
Service revenue	7,765	7,750
Equipment revenue	35	51
Revenue from external customers	7,800	7,801
Service revenue from internal customers	68	75
Total Cable	7,868	7,876

Media
Revenue from external customers	2,997	1,973
Revenue from internal customers	291	269
Total Media	3,288	2,242

Corporate items
Revenue from external customers	312	302
Revenue from internal customers	42	23
Total Corporate items	354	325

Intercompany eliminations	(513)	(434)

Total revenue	21,712	20,604

Total service revenue	19,104	18,066
Total equipment revenue	2,608	2,538

Total revenue	21,712	20,604

Total revenue includes $241 million (2024 - $159 million) of other revenue recognized under IFRS 16 or IFRS 9, the majority of which reflects interest revenue earned on credit card receivables by Rogers Bank.

Rogers Communications Inc.	24	2025 Annual Financial Statements

NOTE 7: OPERATING COSTS

		Years ended December 31
(In millions of dollars)	Note	2025	2024

Cost of equipment sales	17	2,496	2,540
Merchandise for resale	17	241	209
Goods and services purchased		6,564	5,930
Employee salaries, benefits, and stock-based compensation		2,591	2,308

Total operating costs		11,892	10,987

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

ACCOUNTING POLICY
The following accounting policy applies to property, plant and equipment excluding right-of-use assets. Our accounting policy for right-of-use assets is included in note 9.

Recognition and measurement, including depreciation
We measure property, plant and equipment upon initial recognition at cost and begin recognizing depreciation when the asset is ready for its intended use. Subsequently, property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures (capital expenditures) that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:
•costs directly associated with bringing the assets to a working condition for their intended use, including the cost of materials and labour;
•expected costs of decommissioning the items and restoring the sites on which they are located (see note 24); and
•borrowing costs on qualifying assets.

We depreciate property, plant and equipment over its estimated useful life by charging depreciation expense to net income as follows:

Asset	Basis	Estimated useful life
Buildings	Diminishing balance	15 to 60 years
Cable and wireless network	Straight-line	3 to 40 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 6 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

We calculate gains and losses on the disposal of property, plant and equipment by comparing the proceeds from the disposal with the item's carrying amount and recognize the gain or loss in net income.

We capitalize development expenditures if they meet the criteria for recognition as an asset and amortize them over their expected useful lives once the assets to which they relate are available for use. We expense research expenditures, maintenance costs, and training costs as incurred.

We recognize government financial assistance related to property, plant and equipment as a reduction of the cost or carrying amount of the asset when there is reasonable assurance we will comply with the conditions of the assistance and the assistance will be received.

Impairment testing, including recognition and measurement of an impairment charge
See "Impairment Testing" in note 10 for our policies relating to impairment testing and the related recognition and measurement of impairment charges. The impairment policies for property, plant and equipment are similar to the impairment policies for intangible assets with finite useful lives.

ESTIMATES
Components of an item of property, plant and equipment may have different useful lives. We make significant estimates when determining depreciation rates and asset useful lives, which require taking into account company-specific factors, such as our past experience and expected use, and industry trends, such as technological advancements. We monitor and

Rogers Communications Inc.	25	2025 Annual Financial Statements

review residual values, depreciation rates, and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

We use estimates to determine certain costs that are directly attributable to self-constructed assets. These estimates primarily include certain internal and external direct labour, overhead, and interest costs associated with the acquisition, construction, development, or betterment of our networks.

Furthermore, we use estimates as described in note 10 in determining the recoverable amount of property, plant and equipment.

JUDGMENTS
We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

DETAILS OF PROPERTY, PLANT AND EQUIPMENT
The tables below summarize our property, plant and equipment as at December 31, 2025 and 2024.

(In millions of dollars)	Land and buildings	Cable and wireless networks	Computer equipment and software	Customer premise equipment	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of- use assets (note 9)	Total property, plant and equipment
Cost
As at January 1, 2025	2,005	32,150	7,914	3,205	843	1,527	2,734	50,378	4,047	54,425
Additions and transfers from construction in process	45	2,916	1,256	365	21	139	(879)	3,863	882	4,745
Acquisitions from business combinations (note 3)	652	—	20	—	92	70	40	874	121	995
Disposals and other	(18)	(870)	(576)	6	(71)	(67)	(98)	(1,694)	(253)	(1,947)
As at December 31, 2025	2,684	34,196	8,614	3,576	885	1,669	1,797	53,421	4,797	58,218

Accumulated depreciation
As at January 1, 2025	714	17,342	5,988	2,417	496	1,044	—	28,001	1,352	29,353
Depreciation	118	2,146	908	477	51	90	—	3,790	455	4,245
Disposals and other	(1)	(821)	(564)	(67)	(68)	(57)	—	(1,578)	(109)	(1,687)
As at December 31, 2025	831	18,667	6,332	2,827	479	1,077	—	30,213	1,698	31,911

Net carrying amount
As at January 1, 2025	1,291	14,808	1,926	788	347	483	2,734	22,377	2,695	25,072
As at December 31, 2025	1,853	15,529	2,282	749	406	592	1,797	23,208	3,099	26,307

(In millions of dollars)	Land and buildings	Cable and wireless networks	Computer equipment and software	Customer premise equipment	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of- use assets (note 9)	Total property, plant and equipment
Cost
As at January 1, 2024	1,447	30,499	7,931	3,003	817	1,451	2,264	47,412	3,744	51,156
Additions and transfers from construction in process	296	2,466	425	285	37	121	470	4,100	649	4,749
Disposals and other	262	(815)	(442)	(83)	(11)	(45)	—	(1,134)	(346)	(1,480)
As at December 31, 2024	2,005	32,150	7,914	3,205	843	1,527	2,734	50,378	4,047	54,425

Accumulated depreciation
As at January 1, 2024	474	16,040	5,590	2,073	447	1,017	—	25,641	1,183	26,824
Depreciation	106	2,068	866	492	63	70	—	3,665	408	4,073
Disposals and other	134	(766)	(468)	(148)	(14)	(43)	—	(1,305)	(239)	(1,544)
As at December 31, 2024	714	17,342	5,988	2,417	496	1,044	—	28,001	1,352	29,353

Net carrying amount
As at January 1, 2024	973	14,459	2,341	930	370	434	2,264	21,771	2,561	24,332
As at December 31, 2024	1,291	14,808	1,926	788	347	483	2,734	22,377	2,695	25,072

During the year ended December 31, 2025, we recognized $73 million (2024 - $134 million) in network capital expenditure-related government grants and received $55 million (2024 - $59 million) in cash.

During 2025, we recognized capitalized interest on property, plant and equipment at a weighted average rate of approximately 4.8% (2024 - 4.2%).

Rogers Communications Inc.	26	2025 Annual Financial Statements

Annually, we perform an analysis to identify fully depreciated assets that have been retired from active use. In 2025, this resulted in an adjustment to cost and accumulated depreciation of $1,230 million (2024 - $1,281 million). The disposals had nil impact on the Consolidated Statements of Income.

Except for certain permitted liens (such as statutory rights of way, builder's liens, or tax liens), BNSI cannot grant or permit to exist any liens over its assets without the unanimous approval of its board and shareholders.

NOTE 9: LEASES

ACCOUNTING POLICY
At inception of a contract, we assess whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:
•the contract involves the use of an identified asset;
•we have the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and
•we have the right to direct the use of the asset.

LESSEE ACCOUNTING
We record a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, consisting of:
•the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date; plus
•any initial direct costs incurred; and
•an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less
•any lease incentives received.

The right-of-use asset is depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term consists of:
•the non-cancellable period of the lease;
•periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and
•periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

If we expect to obtain ownership of the leased asset at the end of the lease, we depreciate the right-of-use asset over the underlying asset's estimated useful life. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. We generally use our incremental borrowing rate as the interest rate implicit in our leases cannot be readily determined. The lease liability is subsequently measured at amortized cost using the effective interest rate method.

Lease payments included in the measurement of the lease liability include:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or rate;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, or if we change our assessment of whether or not we will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset. The lease liability is also remeasured when the underlying lease contract is amended.

We have elected not to separate fixed non-lease components and account for the lease and any fixed non-lease components as a single lease component.

Variable lease payments
Certain leases contain provisions that result in differing lease payments over the term as a result of market rate reviews or changes in the Consumer Price Index (CPI) or other similar indices. We reassess the lease liabilities related to these leases when the index or other data is available to calculate the change in lease payments.

Rogers Communications Inc.	27	2025 Annual Financial Statements

Certain leases require us to make payments that relate to property taxes, insurance, and other non-rental costs. These non-rental costs are typically variable and are not included in the calculation of the right-of-use asset or lease liability.

LESSOR ACCOUNTING
When we act as a lessor, we determine at lease inception whether each lease is a finance lease or an operating lease.

In order to classify each lease as either finance or operating, we make an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards incidental to ownership of the underlying asset. If it does, the lease is a finance lease; if not, it is an operating lease.

We act as the lessor on certain collocation leases, whereby, due to certain regulatory requirements, we must allow other telecommunication companies to lease space on our wireless network towers. We do not believe we transfer substantially all of the risks and rewards incidental to ownership of the underlying leased asset to the lessee and therefore classify these leases as operating leases.

If an arrangement contains both lease and non-lease components, we apply IFRS 15 to allocate the consideration in the contract between the lease and the non-lease components.

We recognize lease payments received under operating leases into revenue on a straight-line basis.

ESTIMATES
We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

JUDGMENTS
Lessee
We make judgments in determining whether a contract is or contains a lease, which involves assessing whether a contract contains an identified asset (either a physically distinct asset or a capacity portion that represents substantially all of the capacity of the asset). Additionally, the contract should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow the funds necessary to obtain a similar asset at a similar term, with a similar security, in a similar economic environment.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We are typically reasonably certain of exercising extension options on our network leases, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We reassess whether we are reasonably certain to exercise the options if there is a significant event or significant change in circumstance within our control and account for any changes at the date of the reassessment.

Lessor
We make judgments in determining whether a lease should be classified as an operating lease or a finance lease based on if the agreement transfers substantially all the risks and rewards incidental to ownership of the underlying asset.

DETAILS OF LEASES
We primarily lease:
•land and buildings relating to our wireless and cable networks, our retail store presence, and certain of our offices and other corporate buildings;
•wireless and cable network collocations on or in structures owned by other entities and certain wireless network equipment;
•customer premise equipment; and
•the majority of our vehicle fleet.

The non-cancellable contract periods for our leases typically range from three to twenty years.

Rogers Communications Inc.	28	2025 Annual Financial Statements

RIGHT-OF-USE ASSETS
The tables below summarize our right-of-use assets as at December 31, 2025 and 2024.

(In millions of dollars)	Land and buildings	Cable and wireless networks	Customer premise equipment	Equipment and vehicles	Total right-of use assets
Cost
As at January 1, 2025	2,142	956	810	139	4,047
Additions	329	194	285	74	882
Acquisitions from business combinations (note 3)	120	—	—	1	121
Disposals and other	(47)	—	(171)	(35)	(253)
As at December 31, 2025	2,544	1,150	924	179	4,797

Accumulated depreciation
As at January 1, 2025	788	330	161	73	1,352
Depreciation	185	103	137	30	455
Disposals and other	(6)	1	(87)	(17)	(109)
As at December 31, 2025	967	434	211	86	1,698

Net carrying amount
As at January 1, 2025	1,354	626	649	66	2,695
As at December 31, 2025	1,577	716	713	93	3,099

(In millions of dollars)	Land and buildings	Cable and wireless networks	Customer premise equipment	Equipment and vehicles	Total right-of use assets
Cost
As at January 1, 2024	2,082	900	655	107	3,744
Additions	187	118	301	43	649
Disposals and other	(127)	(62)	(146)	(11)	(346)
As at December 31, 2024	2,142	956	810	139	4,047

Accumulated depreciation
As at January 1, 2024	727	284	118	54	1,183
Depreciation	157	108	119	24	408
Disposals and other	(96)	(62)	(76)	(5)	(239)
As at December 31, 2024	788	330	161	73	1,352

Net carrying amount
As at January 1, 2024	1,355	616	537	53	2,561
As at December 31, 2024	1,354	626	649	66	2,695

LEASE LIABILITIES
Variable lease payments during 2025 were $29 million (2024 - $20 million).

Rogers Communications Inc.	29	2025 Annual Financial Statements

Below is a summary of the activity related to our lease liabilities for the year ended December 31, 2025. Certain of our lease liabilities are secured by the underlying right-of-use assets; the underlying right-of-use assets have a net carrying amount of $825 million as at December 31, 2025 (2024 - $715 million).

		Years ended December 31
(In millions of dollars)	Note	2025	2024

Lease liabilities, beginning of year		2,778	2,593
Net additions		771	656
Lease liabilities acquired through the MLSE Transaction	3	104	—
Interest expense on lease liabilities	12	147	137
Interest payments on lease liabilities		(123)	(130)
Principal payments of lease liabilities		(559)	(478)

Lease liabilities, end of year		3,118	2,778

Current liability		690	587
Long-term liability		2,428	2,191

Lease liabilities		3,118	2,778

OTHER LEASE MATTERS
During the year ended December 31, 2025, we sold wireless network tower and wireline conduit assets under construction for $144 million (2024 - $50 million) to an entity that will complete construction and from which we will lease space on those assets once complete for terms of 3 years. Under certain circumstances, we have an ability, which becomes available in 2031, to purchase that entity (from which we currently lease space on these and other wireless network towers and wireline conduit). The purchase price will be based on the entity earning a certain rate of return considering our ongoing lease payments; we currently estimate the purchase price, if elected at the time, would be approximately $400 million.

NOTE 10: INTANGIBLE ASSETS AND GOODWILL

ACCOUNTING POLICY
RECOGNITION AND MEASUREMENT, INCLUDING AMORTIZATION
Upon initial recognition, we measure intangible assets at cost unless they are acquired through a business combination, in which case they are measured at fair value. We begin amortizing intangible assets with finite useful lives when the asset is ready for its intended use. Subsequently, the asset is carried at cost less accumulated amortization and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of a separately acquired intangible asset comprises:
•its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; and
•any directly attributable cost of preparing the asset for its intended use.

Indefinite useful lives
We do not amortize intangible assets with indefinite lives, including spectrum licences, franchise rights, broadcast licences, the Rogers and Fido brand names, and the trademarks of the Toronto Maple Leafs, the Toronto Raptors, and Toronto FC.

Finite useful lives
We amortize intangible assets with finite useful lives, other than acquired program rights, into "depreciation and amortization" on the Consolidated Statements of Income on a straight-line basis over their estimated useful lives as noted in the table below. We monitor and review the useful lives, residual values, and amortization methods at least once per year and change them if they are different from our previous estimates. We recognize the effects of changes in estimates in net income prospectively.

Intangible asset	Estimated useful life
Customer relationships	3 to 20 years
Ticket holder and sponsor relationships	25 to 30 years
Brand names	3 to 10 years
Other intangible assets	15 to 20 years

Rogers Communications Inc.	30	2025 Annual Financial Statements

Acquired program rights
Program rights are contractual rights we acquire from third parties to broadcast programs, including rights to broadcast live sporting events. We recognize them at cost less accumulated amortization and accumulated impairment losses. We capitalize "program rights" on the Consolidated Statements of Financial Position when the licence period begins and the program is available for use and amortize them to other external purchases in "operating costs" on the Consolidated Statements of Income over the expected exhibition period. If we have no intention to air programs, we consider the related program rights impaired and write them off. Otherwise, we test them for impairment as intangible assets with finite useful lives.

The costs for multi-year sports and television broadcast rights agreements are recognized in operating costs during the applicable seasons based on the pattern in which the programming is aired or rights are expected to be consumed. To the extent that prepayments are made at the commencement of a multi-year contract towards future years' rights fees, these prepayments are recognized as intangible assets and amortized to operating expenses over the contract term. To the extent that prepayments are made for annual contractual fees within a season, they are included in "other current assets" on our Consolidated Statements of Financial Position, as the rights will be consumed within one year of the date of the financial statements.

Goodwill
We recognize goodwill arising from business combinations when the fair value of the separately identifiable assets we acquired and liabilities we assumed is lower than the consideration we paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, we immediately recognize the difference as a gain in net income.

IMPAIRMENT TESTING
We test intangible assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. We test indefinite-life intangible assets and goodwill for impairment annually as at October 1, or more frequently if we identify indicators of impairment.

If we cannot estimate the recoverable amount of an individual intangible asset because it does not generate independent cash inflows, we test the entire cash-generating unit (CGU) to which it belongs for impairment.

Goodwill is allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs (or groups of CGUs) that are expected to benefit from the synergies and future growth of the business combinations from which the goodwill arose.

Recognition and measurement of an impairment charge
An intangible asset or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU, group of CGUs, or asset is the higher of its:
•fair value less costs of disposal; and
•value in use.

If our estimate of the asset's or CGU's recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

We reverse a previously recognized impairment loss, except in respect of goodwill, if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset's or CGU's carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount had we not recognized an impairment loss in previous years.

ESTIMATES
We use estimates in determining the recoverable amount of long-lived assets. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:
•future cash flows;
•terminal growth rates;
•discount rates; and
•when recoverable amount is based on fair value less costs of disposal, market information such as:
•revenue or profit multiples; and
•precedent transactions in the relevant industry.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU's industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU's operations

Rogers Communications Inc.	31	2025 Annual Financial Statements

beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs of disposal in one of the following two ways:
•analyzing discounted cash flows - we estimate the discounted future cash flows for five-year periods and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or
•using a market approach - we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

JUDGMENTS
We make significant judgments that affect the measurement of our intangible assets and goodwill.

Judgment is applied when deciding to designate certain assets as having indefinite useful lives. For our spectrum and broadcast licences, we believe the licences are likely to be renewed for the foreseeable future such that there is no limit to the period over which these assets are expected to generate net cash inflows. All our franchise rights, brand names with indefinite lives, and trademarks have been acquired through business combinations and we believe each has sufficient prestige and renown such that there is no limit to the period over which these assets are expected to generate net cash inflows. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licenses.

Judgment is also applied in choosing methods of amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

Finally, we make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. For example, in Media, we have determined that goodwill is monitored and should be tested for impairment at the Media segment level as a whole, rather than at the underlying business by business level, based on the interdependencies across Media and how it sells and goes to market.

Rogers Communications Inc.	32	2025 Annual Financial Statements

DETAILS OF INTANGIBLE ASSETS
The tables below summarize our intangible assets as at December 31, 2025 and 2024.

	Indefinite-life				Finite-life
(In millions of dollars)	Spectrum licences	Franchise rights	Broadcast licences	Brand names and trademarks	Customer relationships	Ticket holder and sponsor relationships	Acquired program rights	Brand names	Other	Total intangible assets	Goodwill	Total intangible assets and goodwill
Cost
As at January 1, 2025	12,197	—	325	420	7,612	—	200	97	52	20,903	16,501	37,404
Accumulated impairment losses	—	—	(109)	(14)	—	—	(5)	—	—	(128)	(221)	(349)
Cost, net of impairment losses	12,197	—	216	406	7,612	—	195	97	52	20,775	16,280	37,055
Additions	—	—	—	—	—	—	93	—	12	105	—	105
Acquisitions from business combinations (note 3)	—	9,830	—	1,364	—	363	—	—	21	11,578	3,812	15,390
Disposals and other [1]	—	—	—	—	(104)	—	(62)	—	—	(166)	(60)	(226)
As at December 31, 2025	12,197	9,830	216	1,770	7,508	363	226	97	85	32,292	20,032	52,324

Accumulated amortization
As at January 1, 2025	—	—	—	270	2,538	—	60	44	5	2,917	—	2,917
Amortization [2]	—	—	—	—	518	7	86	27	5	643	—	643
Disposals and other [1]	—	—	—	—	(106)	—	(60)	—	—	(166)	—	(166)
As at December 31, 2025	—	—	—	270	2,950	7	86	71	10	3,394	—	3,394

Net carrying amount
As at January 1, 2025	12,197	—	216	136	5,074	—	135	53	47	17,858	16,280	34,138
As at December 31, 2025	12,197	9,830	216	1,500	4,558	356	140	26	75	28,898	20,032	48,930
1    Includes disposals, impairments, reclassifications, and other adjustments.
2    Of the $643 million of total amortization, $86 million related to acquired program rights is included in other external purchases in "operating costs" (see note 7), and $557 million in "depreciation and amortization" on the Consolidated Statements of Income.

	Indefinite-life			Finite-life
(In millions of dollars)	Spectrum licences	Broadcast licences	Brand names	Customer relationships	Acquired program rights	Brand names	Other	Total intangible assets	Goodwill	Total intangible assets and goodwill
Cost
As at January 1, 2024	11,717	330	420	7,604	200	75	52	20,398	16,501	36,899
Accumulated impairment losses	—	(99)	(14)	—	(5)	—	—	(118)	(221)	(339)
Cost, net of impairment losses	11,717	231	406	7,604	195	75	52	20,280	16,280	36,560
Additions	480	—	—	8	72	22	—	582	—	582
Disposals and other [1]	—	(15)	—	—	(72)	—	—	(87)	—	(87)
As at December 31, 2024	12,197	216	406	7,612	195	97	52	20,775	16,280	37,055

Accumulated amortization
As at January 1, 2024	—	—	270	2,025	68	19	2	2,384	—	2,384
Amortization [2]	—	—	—	513	62	25	3	603	—	603
Disposals and other [1]	—	—	—	—	(70)	—	—	(70)	—	(70)
As at December 31, 2024	—	—	270	2,538	60	44	5	2,917	—	2,917

Net carrying amount
As at January 1, 2024	11,717	231	136	5,579	127	56	50	17,896	16,280	34,176
As at December 31, 2024	12,197	216	136	5,074	135	53	47	17,858	16,280	34,138
1    Includes disposals, impairments, reclassifications, and other adjustments.
2    Of the $603 million of total amortization, $62 million related to acquired program rights is included in other external purchases in "operating costs" (see note 7), and $541 million in "depreciation and amortization" on the Consolidated Statements of Income.

Franchise rights reflect the July 1, 2025 estimated fair values of the Toronto Maple Leafs ($3,270 million), Toronto Raptors ($5,740 million), and Toronto FC ($820 million) franchises. Indefinite-life brand names and trademarks include the July 1, 2025 estimated fair values of the Toronto Maple Leafs ($890 million) and Toronto Raptors ($440 million) trademarks.

Rogers Communications Inc.	33	2025 Annual Financial Statements

ANNUAL IMPAIRMENT TESTING
For purposes of testing goodwill for impairment, our CGUs, or groups of CGUs, significantly correspond to our reportable segments as disclosed in note 5. Our Cable reportable segment as disclosed in note 5 is composed of our Cable CGU and our Satellite CGU.

Below is an overview of the methods and key assumptions we used in 2025, as of October 1, to determine recoverable amounts for CGUs, or groups of CGUs, with indefinite-life intangible assets or goodwill that we consider significant.

(In millions of dollars, except periods used and rates)
	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Period of projected cash flows (years)	Terminal growth rates (%)	Pre-tax discount rates (%)

Wireless	1,634	12,331	Value in use	5	2.0	7.9
Cable	13,533	—	Value in use	5	1.0	8.0
Media group [1]	4,781	11,410	Fair value less costs of disposal	5	2.0	10.9
Leafs	—	4,160	Fair value less costs of disposal	n/a	n/a	n/a
Raptors	—	6,180	Fair value less costs of disposal	n/a	n/a	n/a
TFC	—	854	Fair value less costs of disposal	n/a	n/a	n/a
1    The carrying value of indefinite-life intangible assets for Media includes the carrying values of the Leafs, Raptors, and TFC indefinite-life intangible assets.

Our fair value measurements for the Leafs, Raptors, and TFC CGUs are classified as Level 2 in the fair value hierarchy. Our fair value measurement for the Media group is classified as Level 3.

Given the unique nature of our Media group, Leafs, Raptors, and TFC CGUs, the determination of fair value for these CGUs is not exclusively cash-flow-based and instead considers market revenue multiples and precedent team transactions in each of the leagues, including league expansions, as applicable.

We did not recognize an impairment charge related to our goodwill or intangible assets during the year ended December 31, 2025 because the recoverable amounts of the CGUs, or groups of CGUs, exceeded their carrying values. During the year ended December 31, 2024, we recognized $15 million in restructuring, acquisition and other related to an impairment of the broadcast licences in our Radio CGU (part of our Media group) as a result of the continued decline in the advertising market and a corresponding decline in the CGU's recoverable amount.

NOTE 11: RESTRUCTURING, ACQUISITION AND OTHER

ACCOUNTING POLICY
We define restructuring costs as employee costs associated with the targeted restructuring of our employee base, or other costs associated with significant changes in either the scope of business activities or the manner in which business is conducted. Acquisition and integration costs are directly attributable to investigating or completing an acquisition or to integrating an acquired business. Other costs are costs that, in management's judgment about their nature, should be segregated from ongoing operating expenses, including costs related to significant litigation and regulatory decisions.

JUDGMENTS
We make significant judgments in determining the appropriate classification of costs to be included in "restructuring, acquisition and other".

RESTRUCTURING, ACQUISITION AND OTHER COSTS

	Years ended December 31
(In millions of dollars)	2025	2024

Restructuring, acquisition and other excluding Shaw Transaction integration-related costs	350	276
Shaw Transaction integration-related costs	89	130

Total restructuring, acquisition and other	439	406

The restructuring, acquisition and other costs excluding Shaw Transaction integration-related costs in 2024 and 2025 include severance and other departure-related costs associated with the targeted restructuring of our employee base, and costs related to closing the MLSE Transaction. These costs also included costs related to real estate rationalization programs, an impairment of our radio broadcast licences (in 2024), expenses directly related to completing the network transaction (see note 28), and an unfavourable regulatory decision related to retransmission of distant signals.

Rogers Communications Inc.	34	2025 Annual Financial Statements

The Shaw Transaction integration-related costs in 2024 and 2025 mainly consisted of incremental costs supporting IT system integration activities related to the Shaw Transaction.

NOTE 12: FINANCE COSTS

		Years ended December 31
(In millions of dollars)	Note	2025	2024

Interest on borrowings, net [1]		1,954	2,022
Interest on lease liabilities	9	147	137
Interest on post-employment benefits	27	(5)	(5)
Gain on redemption of long-term debt [2]	25	(151)	—
(Gain) loss on foreign exchange		(45)	222
Change in fair value of derivative instruments		17	(205)
Change in fair value of subsidiary equity derivative instruments [3]		(9)	—
Capitalized interest		(30)	(36)
Deferred transaction costs and other		165	160

Total finance costs		2,043	2,295
1    Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.
2    Reflects the net gain on the redemption of long-term debt purchased in 2025 (see note 25 for more information).
3    Reflects the change in fair value of derivatives entered into related to the network transaction (see note 19 for more information).

FOREIGN EXCHANGE AND CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS
We recognized $45 million in net foreign exchange gains in 2025 (2024 - $222 million in net losses). These gains were primarily attributed to our $6 billion term loan facility, which we terminated this year (see note 25), and our US CP program borrowings (see note 19).

These foreign exchange gains were partly offset by the $17 million loss (2024 - $205 million gain) related to the change in fair value of derivatives which were not designated as hedges for accounting purposes, primarily attributed to the debt derivatives we used to substantially offset the foreign exchange risk related to these US dollar-denominated borrowings.

NOTE 13: OTHER INCOME

		Years ended December 31
(In millions of dollars)	Note	2025	2024

Income from associates and joint ventures	20	(38)	(8)
Gain on revaluation of MLSE investment	3	(4,976)	—
Other investment (income) losses		(7)	2

Total other income		(5,021)	(6)

NOTE 14: INCOME TAXES

ACCOUNTING POLICY
Income tax expense includes both current and deferred taxes. We recognize income tax expense in net income unless it relates to an item recognized directly in equity or other comprehensive income. We provide for income taxes based on all of the information that is currently available.

Current tax expense is tax we expect to pay or receive based on our taxable income or loss during the year. We calculate the current tax expense using tax rates enacted or substantively enacted as at the reporting date, including any adjustment to taxes payable or receivable related to previous years.

Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of the assets and liabilities we recognize on our Consolidated Statements of Financial Position and their respective tax bases. We calculate deferred tax assets and liabilities using enacted or substantively enacted tax rates that will apply in the years in which the temporary differences are expected to reverse.

Rogers Communications Inc.	35	2025 Annual Financial Statements

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same authority on:
•the same taxable entity; or
•different taxable entities where these entities intend to settle current tax assets and liabilities on a net basis or the tax assets and liabilities will be realized and settled simultaneously.

We recognize a deferred tax asset for unused losses, tax credits, and deductible temporary differences to the extent it is probable that future taxable income will be available to use the asset.

JUDGMENTS
We make significant judgments in interpreting tax rules and regulations when we calculate income tax expense. We make judgments to evaluate whether we can recover a deferred tax asset based on our assessment of existing tax laws, estimates of future profitability, and tax planning strategies.

INCOME TAX EXPENSE

	Years ended December 31
(In millions of dollars)	2025	2024

Current tax expense:
For the current period	639	884
Change in estimate relating to prior periods	(100)	(20)
Total current tax expense	539	864

Deferred tax expense (recovery):
Origination (reversal) of temporary differences	81	(291)
Change in estimate relating to prior periods	100	(1)
Total deferred tax expense (recovery)	181	(292)

Total income tax expense	720	572

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

	Years ended December 31
(In millions of dollars, except tax rates)	2025	2024

Statutory income tax rate	26.2%	26.2%
Income before income tax expense	7,626	2,306

Computed income tax expense	1,998	604
Increase (decrease) in income tax expense resulting from:
Non-taxable gain on revaluation of MLSE investment	(1,304)	—
Non-deductible (taxable) stock-based compensation	11	(13)
Non-taxable portion of capital gains	(9)	—
Unrealized capital losses for which no deferred tax asset is recognized	42	—
Recognition of previously unrecognized capital loss	(10)	—
Other	(8)	(19)

Total income tax expense	720	572
Effective income tax rate	9.4%	24.8%

Rogers Communications Inc.	36	2025 Annual Financial Statements

DEFERRED TAX ASSETS AND LIABILITIES
Below is a summary of the movement of net deferred tax assets and liabilities during 2025 and 2024.

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Lease liabilities	Contract and deferred commission cost assets	Other	Total

January 1, 2025	(3,225)	(3,345)	(2)	571	(179)	(101)	(6,281)
Recovery (expense) in net income	(133)	31	(7)	57	(58)	(71)	(181)
Expense in other comprehensive income	—	—	2	—	—	2	4
Acquired through the MLSE Transaction	(79)	(3,012)	(75)	7	—	123	(3,036)

December 31, 2025	(3,437)	(6,326)	(82)	635	(237)	(47)	(9,494)

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Lease liabilities	Contract and deferred commission cost assets	Other	Total

January 1, 2024	(3,509)	(3,316)	(2)	554	(123)	17	(6,379)
(Expense) recovery in net income	284	(29)	1	17	(56)	75	292
Recovery in other comprehensive income	—	—	(1)	—	—	(193)	(194)

December 31, 2024	(3,225)	(3,345)	(2)	571	(179)	(101)	(6,281)

We have not recognized deferred tax assets for the following items:

	As at December 31
(In millions of dollars)	2025	2024

Realized capital losses in Canada that can be applied against future capital gains	—	73
Unrealized capital losses on debt and derivative instruments	1,457	2,572
Tax losses in foreign jurisdictions [1]	63	72
Deductible temporary differences in foreign jurisdictions	42	44

Total unrecognized temporary differences	1,562	2,761
1    $33 million of the tax losses in foreign jurisdictions expire between 2026 and 2037, the remaining $30 million can be carried forward indefinitely.

There are taxable temporary differences associated with our investments in Canadian domestic subsidiaries. We do not recognize deferred tax liabilities for these temporary differences because we are able to control the timing of the reversal and the reversal is not probable in the foreseeable future. Reversing these taxable temporary differences is not expected to result in any significant tax implications.

NOTE 15: EARNINGS PER SHARE

ACCOUNTING POLICY
We calculate basic earnings per share by dividing the net income or loss attributable to our RCI Class A Voting and RCI Class B Non-Voting shareholders by the weighted average number of RCI Class A Voting and RCI Class B Non-Voting shares (Class A Shares and Class B Non-Voting Shares, respectively) outstanding during the year.

We calculate diluted earnings per share by adjusting the net income or loss attributable to Class A and Class B Non-Voting shareholders and the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding for the effect of all dilutive potential common shares. We use the treasury stock method for calculating diluted earnings per share, which considers the impact of employee stock options and other potentially dilutive instruments.

Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled awards. As these awards can be exchanged for common shares of RCI, they are considered potentially dilutive and are included in the calculation of our diluted net earnings per share if they have a dilutive impact in the period.

Rogers Communications Inc.	37	2025 Annual Financial Statements

EARNINGS PER SHARE CALCULATION

	Years ended December 31
(In millions of dollars, except per share amounts)	2025	2024

Numerator (basic) - Net income attributable to RCI shareholders for the year	6,894	1,734

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	540	534
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	1

Weighted average number of shares outstanding - diluted	541	535

Earnings per share attributable to RCI shareholders:
Basic	$12.77	$3.25
Diluted	$12.74	$3.20

For the years ended December 31, 2025 and 2024, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the year ended December 31, 2025 was reduced by $3 million (2024 - $20 million) in the diluted earnings per share calculation.

For the year ended December 31, 2025, there were 8,959,909 options out of the money (2024 - 9,513,710) for purposes of the calculation of earnings per share. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 16: ACCOUNTS RECEIVABLE

ACCOUNTING POLICY
Accounts receivable represent (i) amounts owing to us that are currently due and collectible and (ii) amounts owed to us under device financing agreements that have not yet been billed (financing receivables). We initially recognize accounts receivable on the date they originate. We measure accounts receivable initially at fair value and subsequently at amortized cost, with changes recognized in net income. We measure an impairment loss for accounts receivable as the excess of the carrying amount over the present value of future cash flows we expect to derive from it, if any. The excess is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

ACCOUNTS RECEIVABLE BY TYPE

		As at December 31
(In millions of dollars)	Note	2025	2024

Customer accounts receivable		6,326	5,762
Other accounts receivable		1,236	1,132
Allowance for doubtful accounts	19	(259)	(227)

Total accounts receivable		7,303	6,667

Current		6,105	5,478
Long-term		1,198	1,189

Total accounts receivable		7,303	6,667

The long-term portion of our accounts receivable is recorded within "financing receivables" on our Consolidated Statements of Financial Position and reflects our financing receivables that will be billed to customers beyond one year of the date of the financial statements.

Rogers Communications Inc.	38	2025 Annual Financial Statements

Below is a breakdown of our financing receivable balances.

	As at December 31
(In millions of dollars)	2025	2024

Current financing receivables	2,448	2,341
Long-term financing receivables	1,198	1,189

Total financing receivables	3,646	3,530

NOTE 17: INVENTORIES

ACCOUNTING POLICY
We measure inventories, including wireless devices and merchandise for resale, at the lower of cost (determined on a weighted average cost basis for wireless devices and accessories and a first-in, first-out basis for other finished goods and merchandise) and net realizable value. We reverse a previous writedown to net realizable value, not to exceed the original recognized cost, if the inventories later increase in value.

INVENTORIES BY TYPE

	As at December 31
(In millions of dollars)	2025	2024

Wireless devices and accessories	446	538
Other finished goods and merchandise	104	103

Total inventories	550	641
Cost of equipment sales and merchandise for resale includes $2,737 million of inventory costs for 2025 (2024 - $2,749 million).

NOTE 18: OTHER CURRENT ASSETS

		As at December 31
(In millions of dollars)	Note	2025	2024

Prepaid expenses		334	304
Current portion of deferred commission costs	6	500	417
Income tax receivable		129	—
Deferred player compensation		108	7
Current portion of residual value return provision asset	6	152	120
Other		16	—

Total other current assets		1,239	849

NOTE 19: FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

ACCOUNTING POLICY
Recognition
We initially recognize cash and cash equivalents, bank advances, accounts receivable, financing receivables, debt securities, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provisions of the instrument.

Classification and measurement
We measure financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. We initially measure all financial instruments at fair value plus, in the case of our financial instruments not classified as fair value through profit and loss (FVTPL) or FVTOCI, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

Rogers Communications Inc.	39	2025 Annual Financial Statements

The classifications and methods of measurement subsequent to initial recognition of our financial assets and financial liabilities are as follows:

Financial instrument	Classification and measurement method

Financial assets
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Financing receivables	Amortized cost
Investments, measured at FVTOCI	FVTOCI with no reclassification to net income [1]

Financial liabilities
Bank advances	Amortized cost
Short-term borrowings	Amortized cost
Accounts payable	Amortized cost
Accrued liabilities	Amortized cost
MLSE put liability	FVTPL
Long-term debt	Amortized cost
Lease liabilities	Amortized cost

Derivatives [2]
Debt derivatives [3]	FVTOCI and FVTPL
Expenditure derivatives [4]	FVTOCI and FVTPL
Equity derivatives	FVTPL [5]
Virtual power purchase agreement	FVTPL
Subsidiary equity derivatives	FVTPL
1    Subsequently measured at fair value with changes recognized in the FVTOCI investment reserve.
2    Derivatives can be in an asset or liability position at a point in time historically or in the future.
3    Debt derivatives related to our US dollar-denominated credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes and are measured at FVTPL. Debt derivatives related to our senior notes and debentures, subordinated notes, lease liabilities, and MLSE's credit facility borrowings are designated as hedges for accounting purposes and are measured at FVTOCI.
4    Certain expenditure derivatives acquired through the MLSE Transaction have not been designated as hedges for accounting purposes and are measured at FVTPL. All other expenditure derivatives are designated as hedges for accounting purposes and are measured at FVTOCI.
5    Subsequent changes are offset against stock-based compensation expense or recovery in "operating costs".

Offsetting financial assets and financial liabilities
We offset financial assets and financial liabilities and present the net amount on the Consolidated Statements of Financial Position when we have a legal right to offset them and intend to settle on a net basis or realize the asset and liability simultaneously.

Derivative instruments
We use derivative instruments to manage risks related to certain activities in which we are involved. They include:

Derivatives	The risk they manage	Types of derivative instruments
Debt derivatives	Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior and subordinated notes and debentures, credit facility borrowings, commercial paper borrowings, and certain lease liabilities	Cross-currency interest rate exchange agreements Forward cross-currency interest rate exchange agreements Forward foreign exchange agreements
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements and foreign exchange option agreements
Equity derivatives	Impact of fluctuations in share price of our Class B Non-Voting Shares on stock-based compensation expense	Total return swap agreements
Subsidiary equity derivatives	Impact of fluctuations in foreign exchange rates on our subsidiary equity investment	Cross-currency interest rate exchange agreements
Virtual power purchase agreement	Impact of fluctuations in market rates for electricity	Virtual power purchase agreement

We use derivatives only to manage risk, and not for speculative purposes.

Rogers Communications Inc.	40	2025 Annual Financial Statements

When we designate a derivative instrument as a hedging instrument for accounting purposes, we first determine that the hedging instrument will be highly effective in offsetting the changes in fair value or cash flows of the item it is hedging. We then formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy and the methods we will use to assess the ongoing effectiveness of the hedging relationship.

We assess, on a quarterly basis, whether each hedging instrument continues to be highly effective in offsetting the changes in the fair value or cash flows of the item it is hedging.

We assess host contracts to identify embedded derivatives. Embedded derivatives are separated from the host contract and accounted for as separate derivatives if the host contract is not a financial asset and certain criteria are met.

Hedge ratio
Our policy is to hedge 100% of the foreign currency risk arising from principal and interest payment obligations on US dollar-denominated senior notes and debentures using debt derivatives. We also hedge up to 100% of the remaining lease payments when we enter into debt derivatives on our US dollar-denominated lease liabilities. We typically hedge up to 100% of forecast foreign currency expenditures net of foreign currency cash inflows using expenditure derivatives. From time to time, we hedge up to 100% of the interest rate risk on forecast future senior note issuances using interest rate derivatives.

Hedging reserve
The hedging reserve represents the accumulated change in fair value of our derivative instruments to the extent they were effective hedges for accounting purposes, less accumulated amounts reclassified into net income.

Deferred transaction costs and discounts
We defer transaction costs and discounts associated with issuing and amending long-term debt and direct costs we pay to lenders to obtain certain credit facilities and amortize them using the effective interest method over the life of the related instrument.

FVTOCI investment reserve
The FVTOCI investment reserve represents the accumulated change in fair value of our equity investments that are measured at FVTOCI less accumulated impairment losses related to the investments and accumulated amounts reclassified into equity.

Impairment (expected credit losses)
We consider the credit risk of a financial asset at initial recognition and at each reporting period thereafter until it is derecognized. For a financial asset that is determined to have low credit risk at the reporting date and that has not had significant increases in credit risk since initial recognition, we measure any impairment loss based on the credit losses we expect to recognize over the next one year from the date of the financial statements. For other financial assets, we will measure an impairment loss based on the lifetime expected credit losses. Certain assets, such as trade receivables, financing receivables, and contract assets without significant financing components, must always be recorded at lifetime expected credit losses.

Lifetime expected credit losses are estimates of all possible default events over the expected life of a financial instrument. Twelve-month expected credit losses are estimates of all possible default events within one year of the reporting date or over the expected life of a financial instrument, whichever is shorter.

Financial assets that are significant in value are assessed individually. All other financial assets are assessed collectively based on the nature of each asset.

We measure impairment for financial assets as follows:
•contract assets - we measure an impairment loss for contract assets based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 6);
•accounts receivable - we measure an impairment loss for accounts receivable based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 16);
•financing receivables - we measure an impairment loss for financing receivables based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 16); and
•investments measured at FVTOCI - we measure an impairment loss for equity investments measured at FVTOCI as the excess of the cost to acquire the asset (less any impairment loss we have previously recognized) over its current fair value, if any. The difference is recognized in the FVTOCI investment reserve.

We consider financial assets to be in default when, in the case of contract assets, accounts receivable, and financing receivables, the counterparty is unlikely to satisfy its obligations to us in full. Our investments measured at FVTOCI cannot default. To determine if our financial assets are in default, we consider the amount of time for which the individual asset has

Rogers Communications Inc.	41	2025 Annual Financial Statements

been outstanding, the reason for the amount being outstanding (for example, if the customer has ongoing service or, if they have been deactivated, whether voluntarily or involuntarily), and the risk profile of the underlying customers. We typically write off accounts receivable when they have been outstanding for a significant period of time.

ESTIMATES
Fair value estimates related to our derivatives are made at a specific point in time based on relevant market information and information about the underlying financial instruments. These estimates require assessment of the credit risk of the parties to the instruments and the instruments' discount rates. These fair values and underlying estimates are also used in the tests of effectiveness of our hedging relationships.

We make estimates when determining the credit losses we expect to recognize on an asset while taking into account whether we use a twelve-month period or the asset's lifetime.

JUDGMENTS
We make significant judgments in determining whether our financial instruments qualify for hedge accounting. These judgments include assessing whether the forecast transactions designated as hedged items in hedging relationships will materialize as forecast, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

FINANCIAL RISKS
We are exposed to credit, liquidity, market price, foreign exchange, and interest rate risks. Our primary risk management objective is to protect our income, cash flows, and, ultimately, shareholder value. We design and implement the risk management strategies discussed below to ensure our risks and the related exposures are consistent with our business objectives and risk tolerance. Below is a summary of our potential risk exposures by financial instrument.

Financial instrument	Financial risks

Financial assets
Cash and cash equivalents	Credit and foreign exchange
Accounts receivable	Credit and foreign exchange
Financing receivables	Credit
Investments, measured at FVTOCI	Liquidity and foreign exchange

Financial liabilities
Bank advances	Liquidity
Short-term borrowings	Liquidity, foreign exchange, and interest rate
Accounts payable	Liquidity
Accrued liabilities	Liquidity
MLSE put liability	Liquidity
Long-term debt	Liquidity, foreign exchange, and interest rate
Lease liabilities	Liquidity and foreign exchange

Derivatives [1]
Debt derivatives	Credit, liquidity, and foreign exchange
Expenditure derivatives	Credit, liquidity, and foreign exchange
Equity derivatives	Credit, liquidity, and market price
Virtual power purchase agreement	Credit, liquidity, and market price
Subsidiary equity derivatives	Credit, liquidity, and foreign exchange
1    Derivatives can be in an asset or liability position at a point in time historically or in the future.

CREDIT RISK
Credit risk represents the financial loss we could experience if a counterparty to a financial instrument, from whom we have an amount owing, failed to meet its obligations under the terms and conditions of its contracts with us.

Our credit risk exposure is primarily attributable to our cash and cash equivalents, our accounts receivable, our financing receivables, and to our debt, interest rate, expenditure, equity, and subsidiary equity derivatives. Our broad customer base limits the concentration of this risk. Our "accounts receivables" and "financing receivables" on the Consolidated Statements of Financial Position are net of allowances for doubtful accounts.

Rogers Communications Inc.	42	2025 Annual Financial Statements

Accounts receivable and financing receivables
We measure our allowance for doubtful accounts related to our accounts receivable and financing receivables using lifetime expected credit losses. We believe the allowance for doubtful accounts sufficiently reflects the credit risk associated with our accounts receivable and financing receivables. As at December 31, 2025, $772 million (2024 - $687 million) of gross accounts receivable and financing receivables are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

Below is a summary of the aging of our customer accounts receivable, including financing receivables, net of the respective allowances for doubtful accounts.

	As at December 31
(In millions of dollars)	2025	2024

Customer accounts receivable
Unbilled financing receivables	3,646	3,530
Less than 30 days past billing date	1,748	1,419
30-60 days past billing date	351	334
61-90 days past billing date	152	122
Greater than 90 days past billing date	168	131

Total customer accounts receivable (net of allowances of $258 and $226, respectively)	6,065	5,536
Total contract assets (net of allowances of $1 and $1, respectively)	253	268

Total customer accounts receivable and contract assets	6,318	5,804

Below is a summary of the activity related to our allowance for doubtful accounts on total customer accounts receivable and contract assets.

		Years ended December 31
(In millions of dollars)	Note	2025	2024

Balance, beginning of year		227	213
Allowance for doubtful accounts expense		327	259
Acquired in business combination	3	8	—
Net use		(303)	(245)

Balance, end of year		259	227

We use various controls and processes, such as credit checks, deposits on account, and billing in advance, to mitigate credit risk. We monitor and take appropriate action to suspend services when customers have fully used their approved credit limits or violated established payment terms. While our credit controls and processes have been effective in managing credit risk, they cannot eliminate credit risk and there can be no assurance these controls will continue to be effective or our current credit loss experience will continue.

Derivative instruments
Credit risk related to our debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives arises from the possibility that the counterparties to the agreements may default on their obligations. We assess the creditworthiness of the counterparties to minimize the risk of counterparty default and do not require collateral or other security to support the credit risk associated with these derivatives. Counterparties to the entire portfolio of our derivatives are financial institutions with a S&P Global Ratings (or the equivalent) ranging from A to AA-.

LIQUIDITY RISK
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by managing our commitments and maturities, capital structure, and financial leverage (see note 4). We also manage liquidity risk by continually monitoring actual and projected cash flows to ensure we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Rogers Communications Inc.	43	2025 Annual Financial Statements

Below is a summary of the undiscounted contractual maturities of our financial liabilities and the receivable components of our derivatives as at December 31, 2025 and 2024.

December 31, 2025	Carrying	Contractual	Less than	1 to 3	4 to 5	More than
(In millions of dollars)	amount	cash flows	1 year	years	years	5 years

Short-term borrowings	4,000	4,000	4,000	—	—	—
Accounts payable and accrued liabilities	4,831	4,831	4,831	—	—	—
MLSE put liability	3,316	3,316	3,316	—	—	—
Long-term debt [1]	37,058	37,932	3,186	6,529	6,795	21,422
Lease liabilities	3,118	4,074	692	895	543	1,944
Other long-term financial liabilities	443	443	—	132	70	241
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	—	4,418	2,257	1,759	111	291
Cash inflow (Canadian dollar equivalent of US dollar)	—	(4,487)	(2,276)	(1,790)	(114)	(307)
Equity derivative instruments	—	(28)	(28)	—	—	—
Subsidiary equity derivative instruments
Cash outflow (Canadian dollar)	—	10,321	481	962	962	7,916
Cash inflow (Canadian dollar equivalent of US dollar)	—	(10,651)	(533)	(1,065)	(1,065)	(7,988)
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	—	21,030	990	2,865	3,259	13,916
Cash inflow (Canadian dollar equivalent of US dollar) [2]	—	(22,402)	(1,010)	(3,054)	(3,225)	(15,113)
Net carrying amount of derivatives (asset)	(97)
	52,669	52,797	15,906	7,233	7,336	22,322
1    Reflects repayment of our subordinated notes on their respective at-par redemption dates (see note 25).
2    Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

December 31, 2024	Carrying	Contractual	Less than	1 to 3	4 to 5	More than
(In millions of dollars)	amount	cash flows	1 year	years	years	5 years

Short-term borrowings	2,959	2,959	2,959	—	—	—
Accounts payable and accrued liabilities	4,059	4,059	4,059	—	—	—
Income tax payable	26	26	26	—	—	—
Long-term debt [1]	41,896	42,886	3,696	8,970	5,799	24,421
Lease liabilities	2,778	3,546	587	1,084	406	1,469
Other long-term financial liabilities	49	49	1	2	42	4
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	—	2,124	1,605	519	—	—
Cash inflow (Canadian dollar equivalent of US dollar)	—	(2,288)	(1,727)	(561)	—	—
Equity derivative instruments	—	(54)	(54)	—	—	—
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	—	22,506	2,572	3,565	1,684	14,685
Cash inflow (Canadian dollar equivalent of US dollar) [2]	—	(25,421)	(2,758)	(3,957)	(1,799)	(16,907)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	—	1,958	1,958	—	—	—
Cash inflow (Canadian dollar equivalent of US dollar) [2]	—	(1,963)	(1,963)	—	—	—
Net carrying amount of derivatives (asset)	(425)
	51,342	50,387	10,961	9,622	6,132	23,672
1    Reflects repayment of our subordinated notes on their respective at-par redemption dates (see note 25).
2    Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

Rogers Communications Inc.	44	2025 Annual Financial Statements

Below is a summary of the net interest payments over the life of the long-term debt, including the impact of the associated debt derivatives, as at December 31, 2025 and 2024.

December 31, 2025	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
(In millions of dollars)
Net interest payments	1,861	3,174	2,674	11,912

December 31, 2024	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
(In millions of dollars)
Net interest payments	1,925	3,303	2,528	13,480

MARKET PRICE RISK
Market price risk is the risk that changes in market prices, such as fluctuations in the market prices of our share price or energy, will affect our income, cash flows, or the value of our financial instruments.

Market price risk - Class B Non-Voting Shares
Our liability related to stock-based compensation is remeasured at fair value each period. Stock-based compensation expense is affected by changes in the price of our Class B Non-Voting Shares during the life of an award, including stock options, restricted share units (RSUs), and deferred share units (DSUs). We use equity derivatives from time to time to manage the exposure in our stock-based compensation liability. As a result of our equity derivatives, a one-dollar change in the price of a Class B Non-Voting Share would not have a material effect on net income.

Market price risk - energy prices
We have a virtual power purchase agreement (VPPA) that entitles us to the benefits of 38% of the total energy generated by a solar facility in Alberta. The fair value of the VPPA is based, in part, on the market rate for energy in Alberta.

FOREIGN EXCHANGE RISK
We use debt derivatives to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities. We typically designate the debt derivatives related to our senior notes and debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments and lease contracts, respectively. We have not designated the debt derivatives related to our US CP program or credit facility borrowings as hedges for accounting purposes. As at December 31, 2025, all of our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities were hedged against fluctuations in foreign exchange rates using debt derivatives. With respect to our long-term debt and US CP program, as a result of our debt derivatives, a one-cent change in the Canadian dollar relative to the US dollar would have no effect on net income.

We use expenditure derivatives to manage the foreign exchange risk in our operations, designating them (except for certain derivatives acquired through the MLSE Transaction) as hedges for certain of our forecast operational and capital expenditures.

A portion of our accounts receivable and accounts payable and accrued liabilities is denominated in US dollars. Due to the short-term nature of these receivables and payables, they carry no significant risk from fluctuations in foreign exchange rates as at December 31, 2025.

INTEREST RATE RISK
We are exposed to risk of changes in market interest rates due to the impact this has on interest expense for our short-term borrowings, bank credit facilities, and term loan facility. As at December 31, 2025, 89.1% of our outstanding long-term debt and short-term borrowings was at fixed interest rates (2024 - 90.8%).

Rogers Communications Inc.	45	2025 Annual Financial Statements

Sensitivity analysis
Below is a sensitivity analysis for significant exposures with respect to our expenditure derivatives, debt derivatives, interest rate derivatives, short-term borrowings, senior notes, and bank credit facilities as at December 31, 2025 and 2024 with all other variables held constant. It shows how net income and other comprehensive income would have been affected by changes in the relevant risk variables.

	Net income		Other comprehensive income
(Change in millions of dollars)	2025	2024	2025	2024
Expenditure derivatives - change in foreign exchange rate
$0.01 change in Cdn$ relative to US$	7	—	18	12
Short-term borrowings
1% change in interest rates	29	22	—	—
Bank credit facilities (floating)
1% change in interest rates	3	7	—	—

DERIVATIVE INSTRUMENTS
As at December 31, 2025 and 2024, all of our US dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. Below is a summary of our net (liability) asset position for our various derivatives and a summary of the derivative instruments assets and derivative instruments liabilities reflected on our Consolidated Statements of Financial Position.

	As at December 31, 2025
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)	Current	Long-term
Debt derivatives accounted for as cash flow hedges:
As assets	8,559	1.2373	10,590	787	47	740
As liabilities	7,763	1.3449	10,440	(645)	(13)	(632)
MLSE interest rate swap	—	—	300	(7)	—	(7)
Net mark-to-market debt derivative asset				135	34	101
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,122	1.3275	1,489	20	15	5
As liabilities	1,261	1.3816	1,742	(28)	(22)	(6)
Expenditure derivatives not accounted for as hedges:
As liabilities	886	1.3386	1,186	(17)	(3)	(14)
Net mark-to-market expenditure derivative liability				(25)	(10)	(15)
Equity derivatives not accounted for as hedges:
As assets	—	—	173	37	37	—
As liabilities	—	—	84	(9)	(9)	—
Net mark-to-market equity derivative asset				28	28	—
Subsidiary equity derivatives not accounted for as hedges:
As assets	750	1.3827	1,037	1	—	1
As liabilities	4,100	1.3846	5,677	(36)	—	(36)
Net mark-to-market subsidiary equity derivative liability				(35)	—	(35)
Virtual power purchase agreement not accounted for as hedges:
As liabilities	—	—	—	(6)	(2)	(4)
Net mark-to-market virtual power purchase agreement liability				(6)	(2)	(4)
Net mark-to-market asset				97	50	47

Rogers Communications Inc.	46	2025 Annual Financial Statements

	As at December 31, 2024
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)	Current	Long-term
Debt derivatives accounted for as cash flow hedges:
As assets	11,116	1.2510	13,906	1,194	224	970
As liabilities	6,550	1.3127	8,598	(842)	(5)	(837)
Short-term debt derivatives not accounted for as hedges:
As assets	666	1.4282	952	7	7	—
As liabilities	696	1.4421	1,004	(2)	(2)	—
Net mark-to-market debt derivative asset				357	224	133
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,590	1.3362	2,125	132	105	27
Net mark-to-market expenditure derivative asset				132	105	27
Equity derivatives not accounted for as hedges:
As liabilities	—	—	320	(54)	(54)	—
Net mark-to-market equity derivative liability				(54)	(54)	—
Virtual power purchase agreement not accounted for as hedges:
As liabilities	—	—	—	(10)	(2)	(8)
Net mark-to-market power purchase agreement liability				(10)	(2)	(8)
Net mark-to-market asset				425	273	152

Below is a summary of the net cash proceeds on debt derivatives and subsidiary equity derivatives.

	Years ended December 31
(In millions of dollars)	2025	2024

Proceeds on debt derivatives related to US commercial paper	1,175	2,478
Proceeds on debt derivatives related to credit facility borrowings	15,171	23,368
Proceeds on debt derivatives related to senior notes and debentures	4,815	—
Proceeds on subsidiary equity derivatives [1]	29,447	—
Proceeds on debt derivatives related to lease liabilities	203	203
Total proceeds on debt derivatives	50,811	26,049

Payments on debt derivatives related to US commercial paper	(1,176)	(2,466)
Payments on debt derivatives related to credit facility borrowings	(15,203)	(23,280)
Payments on debt derivatives related to senior notes and debentures	(4,743)	—
Payments on subsidiary equity derivatives [1]	(29,379)	—
Payments on debt derivatives related to lease liabilities	(196)	(196)
Total payments on debt derivatives	(50,697)	(25,942)

Net proceeds on settlement of debt derivatives and subsidiary equity derivatives	114	107
1    We initially entered into the subsidiary equity derivatives based on an anticipated closing date. Between that time and the June 20 closing date of the network transaction, we received net cash proceeds of $44 million as we extended the derivatives. Subsequent to closing, net cash proceeds of $24 million were received.

Rogers Communications Inc.	47	2025 Annual Financial Statements

Below is a summary of the changes in fair value of our derivative instruments for 2025 and 2024.

Year ended December 31, 2025	Debt derivatives (hedged)	Debt derivatives (unhedged)	Expenditure derivatives (hedged)	Expenditure derivatives (unhedged)	Equity derivatives	Subsidiary equity derivatives	Virtual power purchase agreement	Total instruments
(In millions of dollars)

Derivative instruments, beginning of year	352	5	132	—	(54)	—	(10)	425
Proceeds received from settlement of derivatives	(5,018)	(16,346)	(1,982)	(63)	—	(29,447)	—	(52,856)
Payment on derivatives settled	4,939	16,379	1,908	63	60	29,379	3	52,731
(Decrease) increase in fair value of derivatives	(138)	(38)	(66)	(17)	22	33	1	(203)

Derivative instruments, end of year	135	—	(8)	(17)	28	(35)	(6)	97

Mark-to-market asset	787	—	20	—	37	1	—	845
Mark-to-market liability	(652)	—	(28)	(17)	(9)	(36)	(6)	(748)

Mark-to-market asset (liability)	135	—	(8)	(17)	28	(35)	(6)	97

Year ended December 31, 2024	Debt derivatives (hedged)	Debt derivatives (unhedged)	Expenditure derivatives	Equity derivatives	Virtual power purchase agreement	Total instruments
(In millions of dollars)

Derivative instruments, beginning of year	(470)	(101)	(15)	48	—	(538)
Proceeds received from settlement of derivatives	(203)	(25,846)	(1,640)	—	(1)	(27,690)
Payment on derivatives settled	196	25,746	1,590	—	2	27,534
Increase (decrease) in fair value of derivatives	829	206	197	(102)	(11)	1,119

Derivative instruments, end of year	352	5	132	(54)	(10)	425

Mark-to-market asset	1,194	7	132	—	—	1,333
Mark-to-market liability	(842)	(2)	—	(54)	(10)	(908)

Mark-to-market asset (liability)	352	5	132	(54)	(10)	425

DEBT DERIVATIVES
We use cross-currency interest rate agreements, forward cross-currency interest rate agreements, and foreign exchange forward agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings (see note 22). We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our US dollar-denominated credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Rogers Communications Inc.	48	2025 Annual Financial Statements

Credit facilities and US CP
During 2025 and 2024, we entered and settled debt derivatives related to our credit facility borrowings and US CP program as follows:

	Year ended December 31, 2025			Year ended December 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	9,825	1.394	13,695	14,943	1.366	20,407
Debt derivatives settled	10,873	1.395	15,171	17,136	1.364	23,368
Net cash (paid) received on settlement			(32)			87

US commercial paper program
Debt derivatives entered	517	1.410	729	2,008	1.374	2,758
Debt derivatives settled	831	1.414	1,175	1,807	1.371	2,478
Net cash (paid) received on settlement			(1)			13

In 2025, through the MLSE Transaction, we acquired an interest rate swap MLSE had entered into to convert the $300 million of borrowings outstanding under its non-revolving credit facility (see note 25) from a floating rate to a fixed rate of 3.55%. The interest rate swap matures concurrently with the maturity of the non-revolving credit facility in June 2028. The interest rate swap has been designated as a hedge for accounting purposes.

As at December 31, 2025, we had no debt derivatives outstanding related to our credit facility borrowings and US CP program (2024 - US$1,048 million and US$314 million notional amount at average rates of $1.439/US$ and $1.423/US$, respectively).

Senior notes and subordinated notes
In 2025 and 2024, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the US dollar-denominated notes issued (see note 25). Below is a summary of the debt derivatives we entered to hedge notes issued during 2025 and 2024.

(In millions of dollars, except for coupon and interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2025 issuances
February 12, 2025	1,100	2055	7.000%	5.440%	1,575
February 12, 2025	1,000	2055	7.125%	5.862%	1,432

2024 issuances
February 9, 2024	1,250	2029	5.000%	4.735%	1,684
February 9, 2024	1,250	2034	5.300%	5.107%	1,683
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at December 31, 2025, we had US$15,911 million (2024 - US$17,250 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged economically using debt derivatives, at an average rate of $1.287/US$ (December 31, 2024 - $1.272/US$).

In March 2025, we repaid the entire outstanding principal amount of our US$1 billion 2.95% senior notes and the associated debt derivatives at maturity, resulting in $95 million received on settlement of the associated debt derivatives.

In July 2025, in connection with the offers to repurchase certain of our US dollar-denominated senior notes, we partially settled the associated debt derivatives on the accepted senior notes. See note 25 for more information.

In December 2025, we repaid the entire outstanding principal amount of our US$700 million 3.625% senior notes and the associated debt derivatives at maturity, resulting in $25 million received on settlement of the associated debt derivatives.

Rogers Communications Inc.	49	2025 Annual Financial Statements

Lease liabilities
During 2025 and 2024, we entered and settled debt derivatives related to our outstanding lease liabilities as follows:

	Year ended December 31, 2025			Year ended December 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	241	1.378	332	271	1.369	371
Debt derivatives settled	247	1.352	334	214	1.322	283

As at December 31, 2025, we had US$410 million notional amount of debt derivatives outstanding related to our outstanding lease liabilities (2024 - US$416 million) with terms to maturity ranging from January 2026 to December 2028 (2024 - January 2025 to December 2027), at an average rate of $1.365/US$ (2024 - $1.349/US$).

EXPENDITURE DERIVATIVES
We use foreign currency forward contracts and option contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures. In 2025, as a result of the MLSE Transaction, we acquired expenditure derivatives and other foreign exchange options that had previously been entered into by MLSE. The other foreign exchange options are effective economic hedges against future US dollar-denominated expenditures; however, they cannot be designated as hedges for accounting purposes. Changes in their fair values are recognized in "change in fair value of derivative instruments" in "finance costs".

The following table provides further details on our outstanding foreign currency forward contracts and options as at December 31, 2025 and 2024.

(in millions of dollars)	2025		2024
Type of hedge	Amount to receive (US$)	Amount to pay (Cdn$)	Amount to receive (US$)	Amount to pay (Cdn$)	Maturity	Hedged item
Cash flow	—	—	1,200	1,605	2025	Anticipated purchases
Cash flow	1,429	1,955	390	519	2026	Anticipated purchases
Cash flow	609	826	—	—	2027	Anticipated purchases
Cash flow	40	54	—	—	2028	Anticipated purchases
Cash flow	305	397	—	—	2026 - 2039	Future Toronto Blue Jays player compensation
Economic	216	285	—	—	2026	Anticipated purchases
Economic	420	565	—	—	2027	Anticipated purchases
Economic	205	275	—	—	2028	Anticipated purchases
Economic	45	61	—	—	2029	Anticipated purchases

EQUITY DERIVATIVES
We have equity derivatives to hedge market price appreciation risk associated with Class B Non-Voting Shares that have been granted under our stock-based compensation programs (see note 29). The equity derivatives have terms to maturity of one year, extendible for further one-year periods with the consent of the hedge counterparties. The equity derivatives have not been designated as hedges for accounting purposes.

As at December 31, 2025, we had equity derivatives outstanding for 5.5 million (2024 - 6.0 million) Class B Non-Voting Shares with a weighted average price of $46.81 (2024 - $53.27).

In 2025, we settled 1.5 million equity derivatives at a weighted average price of $35.32 resulting in a net payment of $22 million on settlement. We also reset the pricing on 2.3 million existing equity derivatives, resulting in a net payment of $38 million. We executed extension agreements on all equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2026 (from April 2025). Finally, we added 1.0 million equity derivatives at a weighted average price of $50.98.

In 2024, we executed extension agreements for our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2025 (from April 2024) and the weighted average cost was adjusted to $53.27 per share.

SUBSIDIARY EQUITY DERIVATIVES
We have entered into cross-currency interest rate exchange agreements to manage the foreign exchange risk of our subsidiary equity investment (subsidiary equity derivatives). The subsidiary equity derivatives economically hedge our US dollar-denominated exposures arising from the subsidiary equity investment but cannot be designated as hedges for accounting purposes. In 2025, we entered into subsidiary equity derivatives for US$4.85 billion ($6.7 billion) that mature in

Rogers Communications Inc.	50	2025 Annual Financial Statements

2033. These subsidiary equity derivatives convert an 8% US dollar-denominated cash flow into a Cdn$ rate of 7.16% until maturity on a quarterly basis. We initially entered into the subsidiary equity derivatives based on an anticipated closing date. Between that time and the June 20 closing date of the network transaction, we received net cash proceeds of $44 million as we extended the derivatives. Subsequent to closing, net cash proceeds of $24 million were received.

FAIR VALUES OF FINANCIAL INSTRUMENTS
The carrying values of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term natures of these financial instruments. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available.

We determine the fair values of our debt derivatives, expenditure derivatives, and subsidiary equity derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of derivatives in an asset position, the credit adjustment for the financial institution counterparty is deducted from the risk-free value to determine the estimated credit-adjusted value for each derivative. For those derivatives in a liability position, our credit adjustment is added to the risk-free value for each derivative.

The fair values of our equity derivatives are based on the period-end quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no transfers between Level 1, Level 2, or Level 3 during the years ended December 31, 2025 or 2024.

Rogers Communications Inc.	51	2025 Annual Financial Statements

Below is a summary of the financial instruments carried at fair value.

			As at December 31
	Carrying value		Fair value (Level 2)		Fair value (Level 3)
(In millions of dollars)	2025	2024	2025	2024	2025	2024
Financial assets
Investments, measured at FVTOCI:
Investments in private companies	212	128	—	—	212	128
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	787	1,194	787	1,194	—	—
Debt derivatives not accounted for as hedges	—	7	—	7	—	—
Expenditure derivatives accounted for as cash flow hedges	20	132	20	132	—	—
Equity derivatives not accounted for as hedges	37	—	37	—	—	—
Subsidiary equity derivatives not accounted for as hedges	1	—	1	—	—	—
Total financial assets	1,057	1,461	845	1,333	212	128

Financial liabilities
Long-term debt (including current portion)	37,058	41,896	36,523	39,765	—	—
MLSE put liability	3,316	—	—	—	3,316	—
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	645	842	645	842	—	—
MLSE interest rate swap	7	—	7	—	—	—
Debt derivatives not accounted for as hedges	—	2	—	2	—	—
Expenditure derivatives accounted for as cash flow hedges	28	—	28	—	—	—
Expenditure derivatives not accounted for as hedges	17	—	17	—	—	—
Equity derivatives not accounted as hedges	9	54	9	54	—	—
Subsidiary equity derivatives not accounted for as hedges	36	—	36	—	—	—
Virtual power purchase agreement not accounted for as a hedge	6	10	6	10	—	—
Total financial liabilities	41,122	42,804	37,271	40,673	3,316	—

We did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2025 and 2024.

SUPPLIER FINANCE ARRANGEMENTS
We are enrolled in supplier finance arrangement programs with two large financial institutions. The principal purpose of these arrangements is to enable willing suppliers to receive payments from the financial institutions prior to invoice due dates. The payment terms for these arrangements are net 15 days from the invoice date. The range of payment due dates for trade payables that are not part of the arrangement are net 60 to 90 days from the invoice date. The payment terms for our liabilities due to the financial institutions is 30 to 45 days. There are no extended payment terms, security, or guarantees provided under these programs.

The following table presents additional information about the carrying amounts of our accounts payable and accrued liabilities subject to our supplier finance arrangements.

(In millions of dollars)	As at December 31, 2025	As at December 31, 2024

Presented within accounts payable and accrued liabilities	289	273
for which suppliers have received payment from the finance provider	267	264

NOTE 20: INVESTMENTS

ACCOUNTING POLICY
Investments in private companies
We have elected to irrevocably classify our investments in the companies over which we do not have control or significant influence as FVTOCI with no subsequent reclassification to net income because we do not hold these investments with the intent of short-term trading. We account for them at fair value using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches.

Investments in associates and joint arrangements
An entity is an associate when we have significant influence over the entity's financial and operating policies but do not control the entity. We are generally presumed to have significant influence over an entity when we hold more than 20% of the voting power.

Rogers Communications Inc.	52	2025 Annual Financial Statements

A joint arrangement exists when there is a contractual agreement that establishes joint control over activities and requires unanimous consent for strategic financial and operating decisions. We classify our interests in joint arrangements into one of two categories:
•joint ventures - when we have the rights to the net assets of the arrangement; and
•joint operations - when we have the rights to the assets and obligations for the liabilities related to the arrangement.

We use the equity method to account for our investments in associates and joint ventures; we recognize our proportionate interest in the assets, liabilities, revenue, and expenses of our joint operations.

We initially recognize our investments in associates and joint ventures at cost and subsequently increase or decrease the carrying amounts based on our share of each entity's income or loss. Distributions we receive from these entities reduce the carrying amounts of our investments.

We eliminate unrealized gains and losses from our investments in associates or joint ventures against our investments, up to the amount of our interest in the entities.

Impairment in associates and joint ventures
At the end of each reporting period, we assess whether there is objective evidence that impairment exists in our investments in associates and joint ventures. If objective evidence exists, we compare the carrying amount of the investment to its recoverable amount and recognize the excess over the recoverable amount, if any, as a loss in net income.

ESTIMATES
Prior to the MLSE Transaction closing, significant estimates were required in determining the fair value of our joint venture's obligation to purchase at fair value the non-controlling interest in MLSE. After the MLSE Transaction closing, this obligation is recognized in our Consolidated Statement of Financial Position as discussed in note 3.

INVESTMENTS BY TYPE

	As at December 31
(In millions of dollars)	2025	2024

Investments in private companies, measured at FVTOCI	212	128
Investments, associates and joint ventures	1,079	487

Total investments	1,291	615

INVESTMENTS, ASSOCIATES AND JOINT VENTURES
We have (or had) interests in a number of associates and joint ventures, some of which include:

Maple Leaf Sports and Entertainment Limited (MLSE)
Prior to the MLSE Transaction closing, we, along with BCE Inc. (Bell), jointly owned an indirect net 75% equity interest in MLSE with our portion having represented a 37.5% equity interest in MLSE. Our investment in MLSE was accounted for as a joint venture using the equity method until the MLSE Transaction closed.

Glentel
Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets. We own a 50% equity interest in Glentel, with the remaining 50% interest owned by Bell. Our investment in Glentel is accounted for as a joint venture using the equity method.

Other
As a result of the MLSE Transaction, we acquired the following investment interests in associates, the values of which are included in "Investments, associates and joint ventures" in the table above:
•a 46% ownership interest in Live Nation Ontario Concerts L.P., a corporation that presents, produces, and promotes music, comedy, family, and skating events in Ontario;
•a 37.5% ownership interest in York Bremner Developments Limited, a corporation that owns and operates Maple Leaf Square, a mixed-use real estate development in Toronto, Ontario; and
•a 33.75% ownership interest in York Bremner Hotel Leaseholds Limited, a corporation that owns and operates a boutique hotel located at Maple Leaf Square.

Rogers Communications Inc.	53	2025 Annual Financial Statements

Below is a summary of financial information pertaining to our significant associates and joint ventures and our portions thereof.

	As at or years ended December 31
(In millions of dollars)	2025	2024

Current assets	599	749
Long-term assets	2,332	3,584
Current liabilities	(486)	(1,234)
Long-term liabilities	(307)	(3,395)

Total net assets	2,138	(296)

Our share of net assets	1,060	(99)

Revenue	2,837	2,731
Expenses	(2,719)	(3,473)

Net income (loss)	118	(742)

Our share of net income (loss) [1]	50	(376)
1    MLSE activity is included prior to July 1, 2025 when the MLSE Transaction closed and activity related to MLSE's associates is included from July 1, 2025.

NOTE 21: OTHER LONG-TERM ASSETS

		As at December 31
(In millions of dollars)	Note	2025	2024

Pension asset	27	217	183
Long-term receivables		443	124
Deferred player compensation		473	—
Deferred contract costs	6	450	336
Contract assets	6	102	97
Residual value return provision asset	6	158	162
Long-term prepaid expenses		161	106
Other		48	19

Total other long-term assets		2,052	1,027

NOTE 22: SHORT-TERM BORROWINGS

	As at December 31
(In millions of dollars)	2025	2024

Receivables securitization program	2,000	2,000
US commercial paper program (net of the discount on issuance)	—	452
Non-revolving credit facility borrowings (net of the discount on issuance)	2,000	507

Total short-term borrowings	4,000	2,959

Rogers Communications Inc.	54	2025 Annual Financial Statements

Below is a summary of the activity relating to our short-term borrowings for the years ended December 31, 2025 and 2024.

	Year ended December 31, 2025			Year ended December 31, 2024
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from receivables securitization			400			800
Repayment of receivables securitization			(400)			(400)
Net proceeds received from receivables securitization			—			400

Proceeds received from US commercial paper	517	1.410	729	2,009	1.373	2,759
Repayment of US commercial paper	(835)	1.413	(1,180)	(1,819)	1.371	(2,494)
Net (repayment of) proceeds received from US commercial paper			(451)			265

Proceeds received from non-revolving credit facilities (Cdn$) [1]			2,000			—
Proceeds received from non-revolving credit facilities (US$) [1]	5,397	1.386	7,479	2,899	1.378	3,996
Repayment of non-revolving credit facilities (US$)	(5,749)	1.393	(8,007)	(2,547)	1.383	(3,523)
Net proceeds received from non-revolving credit facilities			1,472			473

Net proceeds received from short-term borrowings			1,021			1,138
1    Borrowings under our non-revolving facility matured and are (were, for the US$ facility) reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

RECEIVABLES SECURITIZATION PROGRAM
We participate in a receivables securitization program with a group of Canadian financial institutions that allows us to sell certain receivables into the program. The maximum potential proceeds under the receivables securitization program is $2.4 billion.

We continue to service and retain substantially all of the risks and rewards relating to the receivables we sell, and therefore, the receivables remain recognized on our Consolidated Statements of Financial Position and the funding received is recognized as "short-term borrowings". The terms of our receivables securitization program are committed until its expiry, which we extended in 2025 to an expiration date of July 31, 2028. The buyers' interests in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral. The buyers of our trade receivables have no claim on any of our other assets.

	As at December 31
(In millions of dollars)	2025	2024

Receivables sold to buyer as security	3,251	3,186
Short-term borrowings from buyer	(2,000)	(2,000)

Overcollateralization	1,251	1,186

	Years ended December 31
(In millions of dollars)	2025	2024

Receivables securitization program, beginning of year	2,000	1,600
Net proceeds received from receivables securitization	—	400

Receivables securitization program, end of year	2,000	2,000

US COMMERCIAL PAPER PROGRAM
We have a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Issuances made under the US CP program are issued at a discount. Borrowings under our US CP program are classified as "short-term borrowings" on our Consolidated Statements of Financial Position when they are due within one year of the date of the financial statements.

Rogers Communications Inc.	55	2025 Annual Financial Statements

Below is a summary of the activity relating to our US CP program for the years ended December 31, 2025 and 2024.

	Year ended December 31, 2025			Year ended December 31, 2024
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper, beginning of year	314	1.439	452	113	1.327	150
Net (repayment of) proceeds received from US commercial paper	(318)	1.418	(451)	190	1.395	265
Discounts on issuance [1]	4	n/m	6	11	1.364	15
Loss (gain) on foreign exchange [1]			(7)			22

US commercial paper, end of year	—	—	—	314	1.439	452
n/m - not meaningful
1    Included in "finance costs".

Concurrent with the US CP borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 19). We did not designate these debt derivatives as hedges for accounting purposes.

NON-REVOLVING CREDIT FACILITIES
In March 2024, we borrowed US$185 million ($250 million) under our $500 million non-revolving credit facility. In April 2024, we borrowed an additional US$184 million ($250 million) under the facility, resulting in it being fully drawn. In April 2025, we repaid the outstanding balance of US$349 million ($500 million) and terminated the facility. The related debt derivatives were also settled concurrently.

In July 2025, we entered into two non-revolving credit facilities with an aggregate limit of $2 billion and borrowed $2 billion under these facilities maturing in July 2026.

Below is a summary of the activity relating to our non-revolving credit facilities for the years ended December 31, 2025 and 2024.

	Years ended December 31
(In millions of dollars)	2025	2024

Non-revolving credit facility, beginning of year	507	—
Net proceeds received from non-revolving credit facilities	1,472	473
Loss on foreign exchange [1]	21	34

Non-revolving credit facility, end of year	2,000	507
1    Included in "finance costs".

Concurrent with the US dollar-denominated credit facility borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings (see note 19). These debt derivatives were not designated as hedges for accounting purposes.

NOTE 23: OTHER CURRENT LIABILITIES

		As at December 31
(In millions of dollars)	Note	2025	2024

MLSE put liability	3	3,316	—
Current portion of provisions	24	19	22
Current portion of derivative instruments	19	49	64
Current portion of residual value return provision liability	6	152	120
Other		295	276

Total other current liabilities		3,831	482

Rogers Communications Inc.	56	2025 Annual Financial Statements

NOTE 24: PROVISIONS

ACCOUNTING POLICY
Decommissioning and restoration costs
We use network and other assets on leased premises in some of our business activities. We expect to exit these premises in the future and we therefore make provisions for the costs associated with decommissioning the assets and restoring the locations to their original conditions when we have a legal or constructive obligation to do so. We calculate these costs based on a current estimate of the costs that will be incurred, project those costs into the future based on management's best estimates of future trends in prices, inflation, and other factors, and discount them to their present value. We revise our forecasts when business conditions or technological requirements change.

When we recognize a decommissioning liability, we recognize a corresponding asset in "property, plant and equipment" (as property, plant and equipment or a right-of-use asset, as applicable based on the underlying asset) and depreciate the asset based on the corresponding asset's useful life following our depreciation policies for property, plant and equipment and right-of-use assets, as applicable. We recognize the accretion of the liability as a charge to "finance costs" on the Consolidated Statements of Income.

Restructuring
We make provisions for restructuring when we have approved a detailed and formal restructuring plan and either the restructuring has started or management has announced the plan's main features to the employees affected by it. Restructuring obligations that have uncertain timing or amounts are recognized as "provisions"; otherwise they are recognized as accrued liabilities. All charges are recognized in "restructuring, acquisition and other" on the Consolidated Statements of Income (see note 11).

Onerous contracts
We make provisions for onerous contracts when the unavoidable costs of meeting our obligation under a contract exceed the benefits we expect to realize from it. We measure these provisions at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. We recognize any impairment loss on the assets associated with the contract before we make the provision.

ESTIMATES
We recognize a provision when a past event creates a legal or constructive obligation that can be reasonably estimated and is likely to result in an outflow of economic resources. We recognize a provision even when the timing or amount of the obligation may be uncertain, which can require us to use significant estimates.

PROVISIONS DETAILS

(In millions of dollars)	Decommissioning liabilities	Other	Total

January 1, 2025	65	17	82
Additions	15	—	15
Usage	(11)	—	(11)
Adjustments to existing provisions	(7)	(5)	(12)

December 31, 2025	62	12	74

Current (recorded in "other current liabilities")	13	6	19
Long-term	49	6	55

Decommissioning and restoration costs
Cash outflows associated with our decommissioning liabilities are generally expected to occur at the decommissioning dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will ultimately be required for these sites is uncertain.

Rogers Communications Inc.	57	2025 Annual Financial Statements

NOTE 25: LONG-TERM DEBT

						As at December 31
(In millions of dollars, except interest rates)	Par call date	Due date		Principal amount	Interest rate	2025	2024

Bank credit facilities (Cdn$ portion)					Floating	415	—
Term loan facility					Floating	—	1,001
Canada Infrastructure Bank credit facility		2052			1.000%	134	64
Senior notes		Mar 2025	US	1,000	2.950%	—	1,439
Senior notes		Apr 2025		1,250	3.100%	—	1,250
Senior notes		Dec 2025	US	700	3.625%	—	1,007
Senior notes	n/a	Sep 2026		500	5.650%	500	500
Senior notes	Aug 2026	Nov 2026	US	500	2.900%	686	718
Senior notes [1]	Dec 2026	Mar 2027		300	3.800%	300	300
Senior notes	Jan 2027	Mar 2027		1,500	3.650%	1,500	1,500
Senior notes	Feb 2027	Mar 2027	US	1,300	3.200%	1,784	1,871
Senior notes	Aug 2028	Sep 2028		1,000	5.700%	1,000	1,000
Senior notes [1]	Aug 2028	Nov 2028		500	4.400%	500	500
Senior notes	Jan 2029	Feb 2029	US	1,250	5.000%	1,716	1,799
Senior notes	Feb 2029	Apr 2029		1,000	3.750%	1,000	1,000
Senior notes	Feb 2029	May 2029		700	3.250%	700	1,000
Senior notes [1]	Sep 2029	Dec 2029		159	3.300%	159	500
Senior notes	Jul 2030	Sep 2030		500	5.800%	500	500
Senior notes [1]	Sep 2030	Dec 2030		210	2.900%	210	500
Senior notes	Dec 2031	Mar 2032	US	2,000	3.800%	2,745	2,878
Senior notes	Jan 2032	Apr 2032		1,000	4.250%	1,000	1,000
Senior debentures [2]	n/a	May 2032	US	200	8.750%	275	288
Senior notes	Jun 2033	Sep 2033		1,000	5.900%	1,000	1,000
Senior notes	Nov 2033	Feb 2034	US	1,250	5.300%	1,716	1,799
Senior notes	n/a	Aug 2038	US	350	7.500%	480	504
Senior notes	n/a	Nov 2039		500	6.680%	500	500
Senior notes [1]	n/a	Nov 2039		1,450	6.750%	1,450	1,450
Senior notes	Feb 2040	Aug 2040		800	6.110%	800	800
Senior notes	Sep 2040	Mar 2041		400	6.560%	400	400
Senior notes	Sep 2041	Mar 2042	US	750	4.500%	1,029	1,079
Senior notes	Sep 2042	Mar 2043	US	382	4.500%	524	719
Senior notes	Apr 2043	Oct 2043	US	650	5.450%	892	935
Senior notes	Sep 2043	Mar 2044	US	752	5.000%	1,032	1,511
Senior notes	Aug 2047	Feb 2048	US	506	4.300%	694	1,079
Senior notes	Nov 2048	May 2049	US	630	4.350%	865	1,799
Senior notes	May 2049	Nov 2049	US	541	3.700%	743	1,439
Senior notes [1]	Jun 2049	Dec 2049		26	4.250%	26	300
Senior notes	Sep 2051	Mar 2052	US	2,000	4.550%	2,745	2,878
Senior notes	Oct 2051	Apr 2052		1,000	5.250%	1,000	1,000
Subordinated notes [3]	Feb 2030	Apr 2055	US	1,100	7.000%	1,510	—
Subordinated notes [3]	Feb 2035	Apr 2055	US	1,000	7.125%	1,373	—
Subordinated notes [3]	Feb 2030	Apr 2055		1,000	5.625%	1,000	—
Subordinated notes [3]	Dec 2026	Dec 2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	Mar 2027	Mar 2082	US	750	5.250%	1,029	1,079
						37,932	42,886
Deferred transaction costs and discounts						(795)	(951)
Deferred government grant liability						(79)	(39)
Less current portion						(1,186)	(3,696)

Total long-term debt						35,872	38,200
1 Senior notes originally issued by Shaw Communications Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2025 and 2024.
2    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2025 and 2024.
3    The subordinated notes can be redeemed at par on the noted par call date or on any subsequent interest payment date.

Rogers Communications Inc.	58	2025 Annual Financial Statements

Each of the above senior notes and debentures are unsecured and, as at December 31, 2025, were guaranteed by RCCI, ranking equally with all of RCI's other senior notes, debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 19).

The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2025 and 2024.

	Year ended December 31, 2025			Year ended December 31, 2024
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			216			64
Credit facility borrowings (US$)	1,325	1.367	1,811	—	—	—
Total credit facility borrowings			2,027			64

Credit facility repayments (Cdn$)			(30)			—
Credit facility repayments (US$)	(1,325)	1.361	(1,803)	—	—	—
Total credit facility repayments			(1,833)			—

Net borrowings under credit facilities			194			64

Term loan facility net borrowings (US$) [1]	1	n/m	6	8	n/m	18
Term loan facility net repayments (US$)	(697)	1.380	(962)	(2,553)	1.352	(3,452)
Net repayments under term loan facility			(956)			(3,434)

Senior note issuances (US$)	—	—	—	2,500	1.347	3,367
Total senior note issuances			—			3,367

Senior note repayments (Cdn$)			(2,397)			(1,100)
Senior note repayments (US$)	(3,112)	1.390	(4,326)	—	—	—
Total senior note repayments			(6,723)			(1,100)

Net (repayment) issuance of senior notes			(6,723)			2,267

Subordinated note issuances (Cdn$)			1,000			—
Subordinated note issuances (US$)	2,100	1.432	3,007	—	—	—
Total subordinated note issuances			4,007			—

Net repayment of long-term debt			(3,478)			(1,103)
1    Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	59	2025 Annual Financial Statements

		Years ended December 31
(In millions of dollars)	Note	2025	2024

Long-term debt, beginning of year		41,896	40,855
Net (repayment) issuance of long-term debt		(3,478)	(1,103)
Discount on principal amount of senior notes repurchased in connection with tender offer		(504)	—
Increase in government grant liability related to Canada Infrastructure Bank facility		(43)	(39)
Long-term debt assumed through the MLSE Transaction		298	—
(Gain) loss on foreign exchange		(1,272)	2,094
Deferred transaction costs derecognized (incurred)		31	(52)
Amortization of deferred transaction costs		130	141

Long-term debt, end of year		37,058	41,896

Current		1,186	3,696
Long-term		35,872	38,200

Long-term debt, end of year		37,058	41,896

WEIGHTED AVERAGE INTEREST RATE
As at December 31, 2025, our effective weighted average interest rate on all debt and short-term borrowings, including the effect of all of the associated debt derivatives and interest rate derivatives, was 4.78% (2024 - 4.61%).

BANK CREDIT AND LETTER OF CREDIT FACILITIES
Our $4.3 billion revolving credit facilities are available on a fully revolving basis until maturity and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the revolving credit facilities ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.85% to 2.25% over the adjusted term Secured Overnight Financing Rate (SOFR) or Canadian Overnight Repo Rate Average (CORRA).

In April 2024, we amended our revolving credit facility to further extend the maturity date of the $3 billion tranche to April 2029, from January 2028, and the $1 billion tranche to April 2027, from January 2026.

In September 2025, we amended the terms of our revolving credit facility to, among other things, extend the maturity date of the $3 billion tranche to September 2030, from April 2029, and the $1 billion tranche to September 2028, from April 2027.

In February 2024, we used the proceeds from the issuance of US$2.5 billion of senior notes (see "Issuance of senior and subordinated notes and related debt derivatives" below) to repay $3.4 billion of our $6 billion term loan facility. In June 2025, we repaid the $1 billion outstanding under the April 2026 tranche of the term loan and terminated the facility.

We have an $815 million senior unsecured non-revolving credit facility with a fixed 1% interest rate with Canada Infrastructure Bank. The credit facility can only be drawn upon to finance broadband service expansion projects to underserved communities under the Universal Broadband Fund. In 2023, we amended the terms of the facility to, among other things, increase the limit from $665 million. As at December 31, 2025, we had drawn $134 million on the credit facility and have recognized a government grant liability of $79 million related to this loan.

The benefit of a below-market loan from a government entity is accounted for as a government grant and is equal to the difference between (i) the present value of the cash flows at the time of borrowing based on a market interest rate and (ii) the proceeds received. We recognize the difference within "other current liabilities" (when the grant will be recognized within one year of the date of the financial statements) or "other long-term liabilities" on our Consolidated Statements of Financial Position. The liability is subsequently measured at amortized cost using the effective interest method. The interest expense on the liability will be represented by the accretion of the loan liability over time. The government grant will be recognized as a reduction of the interest expense over the term of the loan.

In July 2025, to partially fund the MLSE Transaction, we borrowed US$1.3 billion ($1.8 billion) under our revolving credit facility (which was subsequently repaid using the proceeds from the network transaction) and US$1.5 billion ($2 billion) under two new $1 billion non-revolving credit facilities that mature in July 2026 (the borrowings under which are recognized within "short-term borrowings" on our consolidated statement of financial position).

Through the MLSE Transaction, we assumed MLSE's revolving and non-revolving credit facilities. The revolving credit facility has a borrowing limit of $260 million and matures in June 2028. During the year ended December 31, 2025, we borrowed $115 million under the MLSE revolving credit facility. The non-revolving credit facility has a borrowing limit of $300 million,

Rogers Communications Inc.	60	2025 Annual Financial Statements

is fully drawn (reflected in "Long-term debt assumed through the MLSE Transaction" in the table above), and matures in June 2028. MLSE had entered into an interest rate swap to convert the floating interest rate on the borrowings under the non-revolving credit facility to a fixed interest rate (see note 19 for more information). Both of MLSE's credit facilities are secured by a first charge on Scotiabank Arena and all personal property of MLSE, subject to certain exceptions.

SENIOR AND SUBORDINATED NOTES AND DEBENTURES
We pay interest on all of our fixed-rate senior and subordinated notes and debentures on a semi-annual basis.

We have the option to redeem each of our fixed-rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

The US$1 billion subordinated note issued in February 2025 can be redeemed at par on its ten-year anniversary or on any subsequent interest payment date. Each of our other subordinated notes can be redeemed at par on their respective five-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities. In addition, upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of the subordinated notes due in 2081 and 2082 would automatically convert into preferred shares. The subordinated notes issued in February 2025 do not contain a conversion feature.

ISSUANCE OF SENIOR AND SUBORDINATED NOTES AND RELATED DEBT DERIVATIVES
Below is a summary of the senior and subordinated notes we issued in 2025 and 2024.

(In millions of dollars, except interest rates and discounts)					Issue price per $1,000 principal amount	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2025 issuances
February 12, 2025 (subordinated) [3]	US	1,100	2055	7.000%	1,000.00	1,575	21
February 12, 2025 (subordinated) [3]	US	1,000	2055	7.125%	1,000.00	1,432	19
February 12, 2025 (subordinated) [3]		1,000	2055	5.625%	999.83	1,000	11

2024 issuances
February 9, 2024 (senior)	US	1,250	2029	5.000%	997.14	1,684	20
February 9, 2024 (senior)	US	1,250	2034	5.300%	991.19	1,683	30
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method. The three issuances of subordinated notes due 2055 can be redeemed at par on February 15, 2030, February 15, 2035, and February 15, 2030, respectively, or on any subsequent interest payment date.

2025
In February 2025, we issued three tranches of subordinated notes, consisting of:
•US$1.1 billion due 2055 with an initial coupon of 7.00% for the first five years;
•US$1 billion due 2055 with an initial coupon of 7.125% for the first ten years; and
•$1 billion due 2055 with an initial coupon of 5.625% for the first five years.

Concurrent with these US dollar-denominated issuances, we entered into debt derivatives to convert the interest and principal payment obligations to Canadian dollars. We received net proceeds of $4.0 billion from the issuances. We used the proceeds to repay debt and to fund a portion of the MLSE Transaction.

2024
In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion). We used the proceeds from this issuance to repay $3.4 billion of our term loan facility such that only $1 billion remained outstanding under the April 2026 tranche.

Rogers Communications Inc.	61	2025 Annual Financial Statements

REPAYMENT OF SENIOR NOTES AND RELATED DERIVATIVE SETTLEMENTS
2025
In March 2025, we repaid the entire outstanding principal of our US$1 billion 2.95% senior notes and settled the associated debt derivatives at maturity. As a result, we repaid $1,344 million, including $95 million received on settlement of the associated debt derivatives. In April 2025, we repaid the entire outstanding principal of our $1.25 billion 3.10% senior notes at maturity. There were no derivatives associated with these senior notes.

In July 2025, we purchased $1,205 million principal amount of our Canadian dollar-denominated senior notes and US$1,738 million principal amount of our US dollar-denominated senior notes, paying the note holders $1,147 million and US$1,411 million, respectively, plus accrued interest, for the purchase of those senior notes. In connection with our purchase of the US dollar-denominated senior notes, we also partially settled the associated debt derivatives. See note 19 for more information on the settlement of debt derivatives. We recognized a gain on settlement of $151 million in "finance costs" as a result.

In December 2025, we repaid the entire outstanding principal of our US$700 million 3.625% senior notes and settled the associated debt derivatives at maturity. As a result we repaid $937 million, including $25 million received on settlement of the associated debt derivatives.

2024
In January 2024, we repaid the entire outstanding principal of our $500 million 4.35% senior notes at maturity. In March 2024, we repaid the entire outstanding principal of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

PRINCIPAL REPAYMENTS
Below is a summary of the principal repayments on our long-term debt due in each of the next five years and thereafter as at December 31, 2025. This reflects repayment of our subordinated notes on their respective at-par redemption dates.

(In millions of dollars)
2026	3,186
2027	4,614
2028	1,915
2029	3,575
2030	3,220
Thereafter	21,422
Total long-term debt	37,932

TERMS AND CONDITIONS
As at December 31, 2025 and 2024, we were in compliance with all financial covenants and financial ratios in our long-term debt agreements. There were no financial leverage covenants in effect other than those under our bank credit and letter of credit facilities.

The 8.75% debentures due in 2032 contain debt incurrence tests and restrictions on additional investments, sales of assets, and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment-grade ratings by at least two of three specified credit rating agencies. As at December 31, 2025, these public debt securities were assigned an investment-grade rating by each of the specified credit rating agencies and, accordingly, these restrictions have been suspended as long as the investment-grade ratings are maintained. Our other senior notes do not have any of these restrictions, regardless of the related credit ratings. The repayment dates of certain debt agreements can also be accelerated if there is a change in control of RCI.

Rogers Communications Inc.	62	2025 Annual Financial Statements

NOTE 26: OTHER LONG-TERM LIABILITIES

		As at December 31
(In millions of dollars)	Note	2025	2024

Derivative instruments	19	699	845
Contract liabilities	6	273	282
Supplemental executive retirement plan	27	93	93
Stock-based compensation	29	75	31
Deferred player compensation		408	8
Deferred government grant liability	25	76	38
Residual value return provision liability	6	158	162
Other		443	207

Total other long-term liabilities		2,225	1,666

NOTE 27: POST-EMPLOYMENT BENEFITS

ACCOUNTING POLICY
Post-employment benefits - defined benefit pension plans
We offer contributory and non-contributory defined benefit pension plans that provide employees with a lifetime monthly pension on retirement.

We separately calculate our net obligation for each defined benefit pension plan by estimating the amount of future benefits employees have earned in return for their service in the current and prior years and discounting those benefits to determine their present value.

We accrue our pension plan obligations as employees provide the services necessary to earn the pension. We use a discount rate based on market yields on high-quality corporate bonds at the measurement date to calculate the accrued pension benefit obligation. Remeasurements of the accrued pension benefit obligation are determined at the end of the year and include actuarial gains and losses, returns on plan assets in excess of interest income, and any change in the effect of the asset ceiling. These are recognized in other comprehensive income and retained earnings.

The cost of pensions is actuarially determined and takes into account the following assumptions and methods for pension accounting related to our defined benefit pension plans:
•expected rates of salary increases for calculating increases in future benefits;
•mortality rates for calculating the life expectancy of plan members; and
•past service costs from plan amendments are immediately expensed in net income.

We recognize our net pension expense for our defined benefit pension plans and contributions to defined contribution plans as an employee benefit expense in "operating costs" on the Consolidated Statements of Income in the periods the employees provide the related services.

Post-employment benefits - defined contribution pension plan
In 2016, we closed the defined benefit pension plans to new members and introduced a defined contribution pension plan. This change did not impact current defined benefit members at the time; any employee enrolled in any of the defined benefit pension plans at that date continues to earn pension benefits and credited service in their respective plan.

We recognize a pension expense in relation to our contributions to the defined contribution pension plan when the employee provides service to the Company.

Termination benefits
We recognize termination benefits as an expense when we are committed to a formal detailed plan to terminate employment before the normal retirement date and it is not realistic that we will withdraw it.

ESTIMATES
Detailed below are the significant assumptions used in the actuarial calculations used to determine the amount of the defined benefit pension obligation and related expense.

Significant estimates are involved in determining pension-related balances. Actuarial estimates are based on projections of employees' compensation levels at the time of retirement. Retirement benefits are primarily based on career average earnings, subject to certain adjustments. The most recent actuarial funding valuations were completed as at January 1, 2025.

Rogers Communications Inc.	63	2025 Annual Financial Statements

Principal actuarial assumptions

	2025	2024
Weighted average of significant assumptions:

Defined benefit obligation
Discount rate	5.1%	4.8%
Rate of compensation increase	2.0% to 7.5%, based on employee age	2.0% to 7.5%, based on employee age
Mortality rate	95% of CPM2014Priv with Scale CPM-B	95% of CPM2014Priv with Scale CPM-B
Pension expense
Discount rate	4.8%	4.6%
Rate of compensation increase	2.0% to 7.5%, based on employee age	2.0% to 7.5%, based on employee age
Mortality rate	95% of CPM2014Priv with Scale CPM-B	95% of CPM2014Priv with Scale CPM-B

Sensitivity of key assumptions
In the sensitivity analysis shown below, we determine the defined benefit obligation for our funded plans using the same method used to calculate the defined benefit obligation we recognize on the Consolidated Statements of Financial Position. We calculate sensitivity by changing one assumption while holding the others constant. This leads to limitations in the analysis as the actual change in defined benefit obligation will likely be different from that shown in the table, since it is likely that more than one assumption will change at a time, and that some assumptions are correlated.

	Increase (decrease) in accrued benefit obligation
(In millions of dollars)	2025	2024

Discount rate
Impact of 0.5% increase	(168)	(174)
Impact of 0.5% decrease	189	197

Rate of future compensation increase
Impact of 0.25% increase	10	12
Impact of 0.25% decrease	(10)	(12)

Mortality rate
Impact of 1 year increase	36	36
Impact of 1 year decrease	(39)	(40)

POST-EMPLOYMENT BENEFITS STRATEGY AND POLICY
We sponsor a number of contributory and non-contributory pension arrangements for employees, including defined benefit and defined contributions plans. We do not provide any non-pension post-retirement benefits. We also provide unfunded supplemental pension benefits to certain executives.

The Rogers Defined Benefit Pension Plan provides a defined pension based on years of service and earnings, with no increases in retirement for inflation. The plan was closed to new members in 2016. Participation in the plan was voluntary and enrolled employees are required to make regular contributions into the plan. An unfunded supplemental pension plan is provided to certain senior executives to provide benefits in excess of amounts that can be provided from the defined benefit pension plan under the Income Tax Act (Canada)'s maximum pension limits.

We also sponsor smaller defined benefit pension plans in addition to the Rogers Defined Benefit Pension Plan. The Pension Plan for Employees of Rogers Communications Inc. and the Rogers Pension Plan for Selkirk Employees are closed legacy defined benefit pension plans. The Pension Plan for Certain Federally Regulated Employees of Rogers Cable Communications Inc. is similar to the main pension plan but only federally regulated employees from the Cable business were eligible to participate; this plan was closed to new members in 2016.

In addition to the defined benefit pension plans, we provide various defined contribution plans to certain groups of employees of the Company and to employees hired after March 31, 2016 who choose to join. Additionally, we provide other tax-deferred savings arrangements, including a Group RRSP and a Group TFSA program, which are accounted for as deferred contribution arrangements.

Rogers Communications Inc.	64	2025 Annual Financial Statements

The Pension Committee of the Board oversees the administration of our registered pension plans, which includes the following principal areas:
•overseeing the funding, administration, communication, and investment management of the plans;
•selecting and monitoring the performance of all third parties performing duties in respect of the plans, including audit, actuarial, and investment management services;
•proposing, considering, and approving amendments to the plans;
•proposing, considering, and approving amendments to the Statement of Investment Policies and Procedures;
•reviewing management and actuarial reports prepared in respect of the administration of the pension plans; and
•reviewing and approving the audited financial statements of the pension plan funds.

The assets of the defined benefit pension plans are held in segregated accounts that are isolated from our assets. They are invested and managed following all applicable regulations and the Statement of Investment Policies and Procedures with the objective of having adequate funds to pay the benefits promised by the plans. Investment and market return risk is managed by:
•contracting professional investment managers to execute the investment strategy following the Statement of Investment Policies and Procedures and regulatory requirements;
•specifying the kinds of investments that can be held in the plans and monitoring compliance;
•using asset allocation and diversification strategies; and
•purchasing annuities from time to time.

The defined benefit pension plans are registered with the Office of the Superintendent of Financial Institutions and are subject to the Federal Pension Benefits Standards Act. Two of the defined contribution pension plans are registered with the Financial Services Regulatory Authority, subject to the Ontario Pension Benefits Act. The plans are also registered with the Canada Revenue Agency and are subject to the Income Tax Act (Canada). The benefits provided under the plans and the contributions to the plans are funded and administered in accordance with all applicable legislation and regulations.

The defined benefit pension plans are subject to certain risks related to contribution increases, inadequate plan surplus, unfunded obligations, and market rates of return, which we mitigate through the governance described above. Any significant changes to these items may affect our future cash flows.

POST-EMPLOYMENT BENEFIT PLAN DETAILS
Below is a summary of the estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide these benefits for our funded defined benefit pension plans.

	As at December 31
(In millions of dollars)	2025	2024

Plan assets, at fair value	2,514	2,385
Accrued benefit obligations	(2,249)	(2,197)

Surplus of plan assets over accrued benefit obligations	265	188
Effect of asset ceiling limit	(53)	(13)

Net deferred pension asset	212	175

Consists of:
Deferred pension asset	217	183
Deferred pension liability	(5)	(8)

Net deferred pension asset	212	175

Rogers Communications Inc.	65	2025 Annual Financial Statements

Below is a summary of our pension fund assets.

	Years ended December 31
(In millions of dollars)	2025	2024

Plan assets, beginning of year	2,385	2,339
Interest income	117	110
Remeasurements, recognized in other comprehensive income and equity	26	101
Contributions by employees	25	25
Contributions by employer	—	5
Benefits paid	(41)	(51)
Impact of annuitization	—	(141)
Plan assets acquired in MLSE Transaction	5	—
Administrative expenses paid from plan assets	(3)	(3)

Plan assets, end of year	2,514	2,385

Below is a summary of the accrued benefit obligations arising from funded obligations.

	Years ended December 31
(In millions of dollars)	2025	2024

Accrued benefit obligations, beginning of year	2,197	2,260
Current service cost	74	86
Past service cost	13	—
Interest cost	107	102
Benefits paid	(41)	(51)
Impact of annuitization	—	(140)
Contributions by employees	25	25
Remeasurements, recognized in other comprehensive income and equity	(126)	(85)

Accrued benefit obligations, end of year	2,249	2,197

Plan assets comprise mainly pooled funds that invest in common stocks and bonds that are traded in an active market. Below is a summary of the fair value of the total pension plan assets by major category.

	As at December 31
(In millions of dollars)	2025	2024

Equity securities	967	1,406
Debt securities	1,502	929
Cash	45	50

Total fair value of plan assets	2,514	2,385

Below is a summary of our net pension expense. Net interest cost is included in "finance costs"; other pension expenses are included in salaries and benefits expense in "operating costs" on the Consolidated Statements of Income.

	Years ended December 31
(In millions of dollars)	2025	2024

Plan cost:
Current service cost	74	86
Past service cost	13	—
Net interest income	(10)	(8)

Net pension expense	77	78
Administrative expense	3	3

Total pension cost recognized in net income	80	81

Rogers Communications Inc.	66	2025 Annual Financial Statements

Net interest income, a component of the plan cost above, is included in "finance costs" and is outlined as follows:

	Years ended December 31
(In millions of dollars)	2025	2024

Interest income on plan assets	(117)	(110)
Interest cost on plan obligation	107	102

Net interest income, recognized in finance costs	(10)	(8)

The remeasurement recognized in the Consolidated Statements of Comprehensive Income is determined as follows:

	Years ended December 31
(In millions of dollars)	2025	2024

Return on plan assets (excluding interest income)	26	101
Change in financial assumptions	119	70
Effect of experience adjustments	7	15
Change in asset ceiling	(40)	(10)

Remeasurement gain, recognized in other comprehensive income and equity	112	176

PURCHASES OF ANNUITIES
In July 2024, our defined benefit pension plans purchased approximately $147 million of annuities from insurance companies for substantially all the retired members in the plans at that time. The aggregate premium for the annuities was funded by selling a corresponding amount of existing assets from the plans. The purchase of the annuities relieves us of primary responsibility for, and eliminates risk associated with, the accrued benefit obligation for the retired members. The annuity purchase required a remeasurement of the pension plan assets and liabilities at the date of purchase. There was no significant impact to net income related to the annuity purchases.

SUPPLEMENTAL DEFINED BENEFIT PLAN DETAILS
We also provide supplemental unfunded defined benefit pensions to certain executives. Below is a summary of our accrued benefit obligations, pension expense included in employee salaries and benefits, net interest cost, remeasurements, and benefits paid.

	Years ended December 31
(In millions of dollars)	2025	2024

Accrued benefit obligation, beginning of year	93	94
Pension expense, recognized in employee salaries and benefits expense	3	4
Net interest cost, recognized in finance costs	5	3
Remeasurement gain, recognized in other comprehensive income	(3)	(1)
Benefits paid	(5)	(7)

Accrued benefit obligation, end of year	93	93

DEFINED CONTRIBUTION PLANS
We also have defined contribution plans with total pension expense of $47 million in 2025 (2024 - $39 million), which is included in employee salaries and benefits expense.

Rogers Communications Inc.	67	2025 Annual Financial Statements

ALLOCATION OF PLAN ASSETS

	Allocation of plan assets		Target asset allocation percentage
	2025	2024

Equity securities:
Domestic	7.7%	12.2%	3% to 13%
International	30.8%	46.7%	27% to 37%
Debt securities	59.7%	39.0%	45% to 75%
Other - cash	1.8%	2.1%	0% to 5%

Total	100.0%	100.0%

Plan assets consist primarily of pooled funds that invest in common stocks and bonds. The pooled funds have investments in our equity securities. As a result, approximately $6 million (2024 - $6 million) of plan assets are indirectly invested in our own securities under our defined benefit plans.

We make contributions to the plans to secure the benefits of plan members and invest in permitted investments using the target ranges established by our Pension Committee, which reviews actuarial assumptions on an annual basis.

Below is a summary of the actual contributions to the plans.

	Years ended December 31
(In millions of dollars)	2025	2024

Employer contribution	—	5
Employee contribution	25	25

Total contribution	25	30

We estimate our 2026 employer contributions to our funded plans to be nil. The actual value will depend on the results of the 2026 actuarial funding valuations. The average duration of the defined benefit obligation as at December 31, 2025 is 16 years (2024 - 17 years).

Plan assets recognized an actual net gain of $140 million in 2025 (2024 - $209 million net gain).

NOTE 28: EQUITY

CAPITAL STOCK

Share class	Number of shares authorized for issue	Features		Voting rights
Preferred shares	400,000,000	●	Issuable in series, with rights and terms of each series to be fixed by the Board prior to the issue of any series	●	None
RCI Class A Voting Shares	112,474,388	●	Without par value	●	Each share entitled to 50 votes
		●	Each share can be converted into one Class B Non-Voting share
RCI Class B Non-Voting Shares	1,400,000,000	●	Without par value	●	None

RCI's Articles of Continuance under the Business Corporations Act (British Columbia) impose restrictions on the transfer, voting, and issue of Class A Shares and Class B Non-Voting Shares to ensure we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian, as defined in RCI's Articles of Continuance, in order to ensure Rogers remains qualified to hold the licences referred to above.

In relation to our issuances of subordinated notes (see note 25), the Board approved the creation of new Series I and Series II preferred shares, respectively. Series I has been authorized for up to 3.3 million preferred shares and Series II has been authorized for up to 1.4 million preferred shares. Both series have no voting rights, par values of $1,000 per share, and will

Rogers Communications Inc.	68	2025 Annual Financial Statements

be issued automatically upon the occurrence of certain events involving a bankruptcy or insolvency of RCI to holders of the respective subordinated notes.

DIVIDENDS
We declared and paid the following dividends on our outstanding Class A Shares and Class B Non-Voting Shares:

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 29, 2025	March 10, 2025	April 2, 2025	0.50	188	81	269	2,181
April 22, 2025	June 9, 2025	July 3, 2025	0.50	270	—	270	—
July 22, 2025	September 8, 2025	October 3, 2025	0.50	270	—	270	—
October 22, 2025	December 8, 2025	January 2, 2026	0.50	270	—	270	—

January 31, 2024	March 11, 2024	April 3, 2024	0.50	183	83	266	1,552
April 23, 2024	June 10, 2024	July 5, 2024	0.50	185	81	266	1,651
July 23, 2024	September 9, 2024	October 3, 2024	0.50	181	86	267	1,633
October 23, 2024	December 9, 2024	January 3, 2025	0.50	185	84	269	1,943
1    Class B Non-Voting Shares were issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan (DRIP).

We have a dividend reinvestment plan (DRIP) that allows eligible holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada and the United States to acquire additional Class B Non-Voting Shares through reinvestment of the cash dividends paid on their respective shareholdings. The plan permits, at the Board's discretion, a small discount from the five-day volume-weighted average market price when shares are issued from treasury under the plan. We have not issued shares from treasury in settlement of dividends since the April 2, 2025 payment per the table above.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above $0.05 per share.

On January 28, 2026, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 2, 2026, to shareholders of record on March 10, 2026.

NON-CONTROLLING INTEREST
On June 20, 2025, we sold a 49.9% equity interest, representing a 20% voting interest, in a subsidiary (Backhaul Network Services Inc., or BNSI) that owns a portion of our wireless backhaul transport infrastructure to Blackstone for US$4.85 billion ($6.7 billion). We control BNSI and have therefore included its results in our consolidated financial statements. Provided our debt leverage ratio is not greater than 3.25x, at any time between the eighth and twelfth anniversaries of closing, we will have the right to purchase Blackstone's interest in BNSI for a cash purchase price based on the lesser of a multiple of BNSI's EBITDA (calculated in accordance with the BNSI shareholder agreement) and an amount necessary to provide Blackstone with an 8% annual rate of return, subject to a pre-agreed floor and after considering distributions previously made to Blackstone. Blackstone does not have a right to require Rogers to repurchase or redeem its shares.

BNSI is the exclusive provider to Rogers of backhaul services for cellular data transmission in Ontario and Alberta, subject to certain exceptions. RCI has entered into a long-term backhaul services agreement with BNSI (for an initial term of 25 years and subject to renewal) under which it will pay fees to BNSI for cellular data transmission, subject to an annual minimum payment and periodic price adjustments.

During the first five years of Blackstone's investment, subject to approval of the BNSI board of directors, BNSI will have a distribution policy to make quarterly pro rata cash distributions to Blackstone and RCCI of available cash in an amount that is intended to provide Blackstone with a 7% annual return on its US dollar investment. If BNSI is current on its distribution policy, Rogers will be entitled to any excess cash above the target distribution threshold during this five-year period, which may be loaned to RCI. After the first five years of Blackstone's investment, all distributions of available cash by BNSI will be made on a pro rata basis to Blackstone and RCCI. In 2025, BNSI paid $133 million in dividends to Blackstone.

We have entered into subsidiary equity derivatives in connection with the network transaction (see note 19).

NOTE 29: STOCK-BASED COMPENSATION

Rogers Communications Inc.	69	2025 Annual Financial Statements

ACCOUNTING POLICY
Stock option plans
Cash-settled share appreciation rights (SARs) are attached to all stock options granted under our employee stock option plan. This feature allows the option holder to choose to receive a cash payment equal to the intrinsic value of the option (the amount by which the market price of the Class B Non-Voting Share exceeds the exercise price of the option on the exercise date) instead of exercising the option to acquire Class B Non-Voting Shares. We classify all outstanding stock options with cash settlement features as liabilities and carry them at their fair value, determined using the Black-Scholes option pricing model or a trinomial option pricing model, depending on the nature of the share-based award. We remeasure the fair value of the liability each period and amortize it to "operating costs" or "restructuring, acquisition and other", as applicable, using graded vesting, either over the vesting period or to the date an employee is eligible to retire (whichever is shorter).

Restricted share unit (RSU) and deferred share unit (DSU) plans
We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards' fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to "operating costs" over the vesting period of the awards. If an award's fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within "operating costs" or "restructuring, acquisition and other", as applicable, in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

Employee share accumulation plan
Employees voluntarily participate in the share accumulation plan by contributing a specified percentage of their regular earnings. We match employee contributions up to a certain amount and recognize our contributions as a compensation expense in the year we make them. Expenses relating to the employee share accumulation plan are included in "operating costs".

Wealth+ program
Certain employees voluntarily participate in a Wealth+ program, which allows them to exchange some or all of their annual cash bonus and receive RSUs. We match employee deferrals up to a certain amount. Expenses relating to the Wealth+ program are included in "operating costs".

ESTIMATES
Significant management estimates are used to determine the fair value of stock options. The table below shows the weighted average fair value of stock options granted during 2025 and 2024 and the principal assumptions used in applying the Black-Scholes model for granted options to determine their fair value at the grant date.

	Years ended December 31
	2025	2024

Weighted average fair value	$4.99	$8.08

Risk-free interest rate	3.0%	3.4%
Dividend yield	5.2%	3.6%
Volatility of Class B Non-Voting Shares	22.7%	24.2%
Weighted average expected life	5.5 years	5.4 years

Volatility has been estimated based on the actual trading statistics of our Class B Non-Voting Shares.

STOCK-BASED COMPENSATION EXPENSE
Below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

	Years ended December 31
(In millions of dollars)	2025	2024

Stock options	37	(58)
Restricted share units	68	20
Deferred share units	15	(10)
Equity derivative effect, net of interest receipt	(22)	102

Total stock-based compensation expense	98	54

Rogers Communications Inc.	70	2025 Annual Financial Statements

As at December 31, 2025, we had a total liability recognized at its fair value of $189 million (2024 - $103 million) related to stock-based compensation, including stock options, RSUs, and DSUs. The current portion of this is $114 million (2024 - $72 million) and is included in "accounts payable and accrued liabilities". The long-term portion of this is $75 million (2024 - $31 million) and is included in "other long-term liabilities" (see note 26).

The total intrinsic value of vested liabilities, which is the difference between the exercise price of the share-based awards and the trading price of the Class B Non-Voting Shares for all vested share-based awards, as at December 31, 2025 was $31 million (2024 - $32 million).

We paid $40 million in 2025 (2024 - $70 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature, representing a weighted average share price on the date of exercise of $42.00 (2024 - $56.88).

STOCK OPTIONS
Options to purchase our Class B Non-Voting Shares on a one-for-one basis may be granted to our employees, directors, and officers by the Board or our Human Resources Committee. There are 65 million options authorized under various plans; each option has a term of seven to ten years. The vesting period is generally graded vesting over four years; however, the Human Resources Committee may adjust the vesting terms on the grant date. The exercise price is typically equal to the fair market value of the Class B Non-Voting Shares, determined as the five-day average before the grant date as quoted on the TSX.

Performance options
We did not grant performance-based options in 2025 (2024 - nil). As at December 31, 2025, we had 2,583,435 performance options (2024 - 2,583,435) outstanding. The outstanding options that were granted prior to 2022 vest on a graded basis over four years provided certain targeted stock prices are met on or after each anniversary date.

Summary of stock options
Below is a summary of the stock option plans, including performance options.

	Year ended December 31, 2025		Year ended December 31, 2024
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of year	9,707,847	$63.89	10,593,645	$63.88
Granted	2,687,103	$40.37	353,105	$61.39
Exercised	—	—	(153,615)	$53.04
Forfeited	(628,856)	$62.82	(1,085,288)	$64.44

Outstanding, end of year	11,766,094	$58.58	9,707,847	$63.89

Exercisable, end of year	7,322,180	$64.10	6,135,190	$63.69

Below is a summary of the range of exercise prices, the weighted average exercise price, and the weighted average remaining contractual life as at December 31, 2025.

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$40.37 - $44.99	2,687,103	9.17	$40.37	—	—
$45.00 - $49.99	119,082	0.16	$49.95	119,082	$49.95
$55.00 - $59.99	1,398,962	4.32	$58.46	1,179,245	$58.46
$60.00 - $64.99	2,300,957	4.51	$62.27	1,735,323	$62.40
$65.00 - $69.99	4,617,715	6.04	$65.58	3,646,255	$65.63
$70.00 - $73.00	642,275	3.16	$73.00	642,275	$73.00

	11,766,094	6.03	$58.58	7,322,180	$64.10

Unrecognized stock-based compensation expense as at December 31, 2025 related to stock option plans was $12 million (2024 - $1 million) and will be recognized in net income within periods of up to the next four years as the options vest.

Rogers Communications Inc.	71	2025 Annual Financial Statements

RESTRICTED SHARE UNITS
The RSU plan allows employees, directors, and officers to participate in the growth and development of Rogers. Under the terms of the plan, RSUs are issued to the participant and the units issued vest over a period of up to three years from the grant date.

On the vesting date, we redeem all of the participants' RSUs in cash or by issuing one Class B Non-Voting Share for each RSU. We have reserved 4,000,000 Class B Non-Voting Shares for issue under this plan.

Performance RSUs
We granted 319,896 performance-based RSUs to certain key employees in 2025 (2024 - 378,296). For performance RSUs granted prior to 2023, the number of units that vest and will be paid three years from the grant date will be within 0% to 100% of the initial number granted and reinvested dividends based upon the achievement of certain annual targets.

Summary of RSUs
Below is a summary of the RSUs outstanding, including performance RSUs.

	Years ended December 31
(In number of units)	2025	2024

Outstanding, beginning of year	2,448,224	2,551,728
Granted and reinvested dividends	1,966,136	1,246,949
Exercised	(790,423)	(943,096)
Forfeited	(294,385)	(407,357)

Outstanding, end of year	3,329,552	2,448,224

Unrecognized stock-based compensation expense as at December 31, 2025 related to these RSUs was $54 million (2024 - $35 million) and will be recognized in net income over periods of up to the next three years as the RSUs vest.

DEFERRED SHARE UNITS
The DSU plan allows directors, certain key executives, and other senior management to elect to receive certain types of compensation in DSUs. Under the terms of the plan, DSUs are issued to the participant and the units issued cliff vest over a period of up to three years from the grant date.

Performance DSUs
We granted 5,332 performance-based DSUs to certain key executives in 2025 (2024 - 6,157) through reinvested dividends. All performance-based DSUs currently outstanding are fully vested.

Summary of DSUs
Below is a summary of the DSUs outstanding, including performance DSUs.

	Years ended December 31
(In number of units)	2025	2024

Outstanding, beginning of year	908,678	956,410
Granted and reinvested dividends	243,438	231,590
Exercised	(168,049)	(279,098)
Forfeited	(285)	(224)

Outstanding, end of year	983,782	908,678

Unrecognized stock-based compensation expense related to granted DSUs as at December 31, 2025 was $10 million (2024 - $5 million) and will be recognized in net income over the next three years as the executive DSUs vest.

EMPLOYEE SHARE ACCUMULATION PLAN
Participation in the plan is voluntary. Employees can contribute up to 15% of their regular earnings through payroll deductions (up to an annual maximum contribution of $25 thousand). The plan administrator purchases Class B Non-Voting Shares on a bi-weekly basis on the open market on behalf of the employee. On a bi-weekly basis, we make a contribution of 25% to 50% of the employee's contribution that period and the plan administrator uses this amount to purchase additional shares on behalf of the employee. We recognize our contributions made as a compensation expense.

Compensation expense related to the employee share accumulation plan was $57 million in 2025 (2024 - $61 million).

Rogers Communications Inc.	72	2025 Annual Financial Statements

EQUITY DERIVATIVES
We have entered into equity derivatives to hedge a portion of our stock-based compensation expense (see note 19) and recognized a $22 million recovery (2024 - $102 million expense) in stock-based compensation expense for these derivatives.

NOTE 30: RELATED PARTY TRANSACTIONS

CONTROLLING SHAREHOLDER
Voting control of Rogers Communications Inc. is held by the Rogers Control Trust (the Trust) for the benefit of successive generations of the Rogers family and, as a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution. The beneficiaries of the Trust are a small group of individuals who are members of the Rogers family, some of whom are also directors of the Board. The trustee is the trust company subsidiary of a Canadian chartered bank.

We entered into certain transactions with private Rogers family holding companies controlled by the Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid were less than $1 million for each of 2025 and 2024.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing, and controlling our business activities.

Compensation
Compensation expense for key management personnel included in "employee salaries, benefits, and stock-based compensation" and "restructuring, acquisition and other" was as follows:

	Years ended December 31
(In millions of dollars)	2025	2024

Salaries and other short-term employee benefits	12	20
Post-employment benefits	2	2
Stock-based compensation [1]	35	34

Total compensation	49	56
1    Stock-based compensation does not include the effect of changes in fair value of Class B Non-Voting Shares or equity derivatives.

In addition to the amounts included in "post-employment benefits" in the table above, we assumed a liability of $102 million through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $12 million of which was paid in 2025 (2024 - $12 million).The remaining liability of $83 million is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next year) or "other long-term liabilities".

Transactions
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for each of 2025 and 2024.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he was paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw, of which $3 million was recognized in net income and paid during the year ended December 31, 2025 (2024 - $10 million); the final payment under this arrangement was made during the three months ended March 31, 2025. This amount is included in "Salaries and other short-term employee benefits" in the table above. We have also entered into certain other transactions with the Shaw Family Group. Total amounts paid to the Shaw Family Group in 2025 and 2024 were under $1 million.

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and due for payment in cash within one month of the date of the transaction.

Rogers Communications Inc.	73	2025 Annual Financial Statements

SUBSIDIARIES, ASSOCIATES, AND JOINT ARRANGEMENTS
Our material operating subsidiaries, along with our relative ownership percentages, as at December 31, 2025 and 2024 were as follows. Each is incorporated in Canada and, with the exception of MLSE, has the same reporting period for annual financial statement reporting. MLSE's fiscal year-end is June 30 to align with the end of the NHL and NBA seasons; financial information for MLSE has been prepared for the period ended December 31, 2025.

	Jurisdiction of Incorporation	Ownership Percentage
Subsidiary		2025	2024
Rogers Communications Canada Inc.	Canada	100%	100%
Rogers Media Inc.	Canada	100%	100%
Maple Leaf Sports & Entertainment Ltd.	Canada	75.0%	n/a 1
Backhaul Network Services Inc.	Canada	50.1%	n/a
1    MLSE was held through a joint venture prior to the MLSE Transaction closing on July 1, 2025.

When necessary, adjustments are made to conform the accounting policies of the subsidiaries to those of RCI. As disclosed in note 28, there is a contractual restriction on the transfer of cash between BNSI and other group entities. Further, the MLSE minority holder has certain protective rights related to the transfer of cash or other assets held by MLSE to Rogers. There are no other significant restrictions on the ability of subsidiaries, joint arrangements, and associates to transfer funds to us as cash dividends or to repay loans or advances, subject to the approval of other shareholders where applicable.

Subsidiaries
Under IFRS, certain summary financial information of BNSI is required to be disclosed (see note 28). Income and cash flow activity in the table below reflects the period from June 20, 2025 (the date the network transaction closed) to December 31, 2025.

As at or year ended December 31
(In millions of dollars)	2025

Current assets, including cash and cash equivalents of $0.4 billion	738
Long-term assets, including intangible assets of $7.9 billion	15,227
Current liabilities	(267)
Long-term liabilities	(16)

Total net assets	15,682

Revenue	823
Expenses	799

Net income	24

Net income attributable to RCI	12
Net income attributable to non-controlling interest	12

Cash flows provided by operating activities	618
Cash flows used in investing activities	(6,642)
Cash flows provided by financing activities	6,393

Change in cash and cash equivalents	369

Associates and joint arrangements
We carried out the following business transactions with our associates and joint arrangements. MLSE activity is included prior to July 1, 2025 when the MLSE Transaction closed and activity related to MLSE's associates (see note 20) is included from July 1, 2025.

	Years ended December 31
(In millions of dollars)	2025	2024

Revenue	51	45
Purchases and lease payments	174	231

Rogers Communications Inc.	74	2025 Annual Financial Statements

Outstanding balances at year-end are unsecured, interest-free, and settled in cash.

	As at December 31
(In millions of dollars)	2025	2024

Accounts receivable	95	101
Accounts payable and other liabilities	300	163

NOTE 31: GUARANTEES

We had the following guarantees as at December 31, 2025 and 2024 as part of our normal course of business:

BUSINESS SALE AND BUSINESS COMBINATION AGREEMENTS
As part of transactions involving business dispositions, sales of assets, or other business combinations, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.

SALES OF SERVICES
As part of transactions involving sales of services, we may be required to make payments to counterparties as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

PURCHASES AND DEVELOPMENT OF ASSETS
As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

INDEMNIFICATIONS
We indemnify our directors, officers, and employees against claims reasonably incurred and resulting from the performance of their services to Rogers. We have liability insurance for our directors and officers and those of our subsidiaries.

No amount has been accrued in the Consolidated Statements of Financial Position relating to these types of indemnifications or guarantees as at December 31, 2025 or 2024. Historically, we have not made any significant payments under these indemnifications or guarantees.

NOTE 32: COMMITMENTS AND CONTINGENT LIABILITIES

ACCOUNTING POLICY
Contingent liabilities are liabilities of uncertain timing or amount and are not recognized until we have a present obligation as a result of a past event, it is probable that we will experience an outflow of resources embodying economic benefits to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

We disclose our contingent liabilities unless the possibility of an outflow of resources in settlement is remote.

JUDGMENTS
We are exposed to possible losses related to various claims and lawsuits against us for which the outcome is not yet known. We therefore make significant judgments in determining the probability of loss when we assess contingent liabilities.

Rogers Communications Inc.	75	2025 Annual Financial Statements

SUMMARY OF COMMITMENTS
Below is a summary of the future minimum payments for our contractual commitments that are not recognized as liabilities as at December 31, 2025.

	Less than			After
(In millions of dollars)	1 Year	1-3 Years	4-5 Years	5 Years	Total

Player contracts [1]	566	811	359	215	1,951
Purchase obligations [2]	910	940	481	995	3,326
Program rights [3]	1,157	2,118	2,174	8,159	13,608

Total commitments	2,633	3,869	3,014	9,369	18,885
1    Professional sports players' salary contracts into which we have entered and are contractually obligated to pay.
2    Contractual obligations under service, product, and wireless device contracts to which we have committed.
3    Agreements into which we have entered to acquire broadcasting rights for periods in excess of one year at contract inception.

Below is a summary of our other contractual commitments that are not included in the table above.

As at December 31
(In millions of dollars)	2025

Acquisition of property, plant and equipment	1,739
Acquisition of intangible assets	210

Total other commitments	1,949

On February 6, 2026, Innovation, Science and Economic Development Canada announced we had won 30 spectrum licences in a residual spectrum licence auction, primarily in the 3800 MHz band, for a total cost of $84 million. We made the first payment of $17 million on February 20, 2026. Final payment of the $67 million remaining balance will be due on March 20, 2026.

CONTINGENT LIABILITIES
Income taxes
We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment (see note 14) in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Outcome of proceedings
We are involved in various disputes, governmental and/or regulatory inspections, investigations, and proceedings, and other litigation matters. Such legal proceedings can be complex, costly, and highly disruptive to our business operations by diverting the attention and energy of management and other key personnel. It is not possible for us to predict the outcome of such legal proceedings due to the various factors and uncertainties involved in the legal process. Potential outcomes include judgment, awards, settlements, or orders that could have a material adverse effect on our business, reputation, financial condition and results. Legal proceedings could impose restraints on our current or future manner of doing business. The amounts ultimately paid or received upon settlement or pursuant to a final judgment, order, or decree may differ materially from amounts accrued in our financial statements.

Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of the current legal proceedings to which we are subject, individually or in total, will have a material adverse impact on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Rogers Communications Inc.	76	2025 Annual Financial Statements

NOTE 33: SUPPLEMENTAL CASH FLOW INFORMATION

CHANGE IN NET OPERATING ASSETS AND LIABILITIES

	Years ended December 31
(In millions of dollars)	2025	2024

Accounts receivable, excluding financing receivables	(540)	(396)
Financing receivables	(115)	(318)
Contract assets	16	7
Inventories	102	(185)
Other current assets	(64)	146
Accounts payable and accrued liabilities	(21)	(209)
Contract and other liabilities	30	79

Total change in net operating assets and liabilities	(592)	(876)

CAPITAL EXPENDITURES

		Years ended December 31
(In millions of dollars)	Note	2025	2024

Capital expenditures before proceeds on disposition		3,863	4,100
Proceeds on disposition	8, 9	(156)	(59)

Capital expenditures		3,707	4,041

Rogers Communications Inc.	77	2025 Annual Financial Statements